
11007085


THE NATIONAL
BANK of INDIANAPOLIS

2010

ANNUAL REPORT


SEC MAIL PROCESSING
RECEIVED
MAY 02 2011
WASH, D.C.
211
SECTION

2010 Annual Report

Table of Contents



THE NATIONAL
BANK of INDIANAPOLIS

The National Bank of Indianapolis Corporation

The National Bank of Indianapolis Corporation ("Corporation") owns all of the outstanding stock of The National Bank of Indianapolis ("Bank"), a national banking institution located in Indianapolis, Indiana. The Bank began operations in December 1993, and conducts its business through its downtown headquarters located at 107 North Pennsylvania Street in Indianapolis and twelve other offices located in the Indianapolis metropolitan area.

The Bank provides a full range of deposits, credit, and money management services to its targeted market, which is small to medium size businesses, affluent executive and professional individuals, and not-for-profit organizations. The basic strategy of the Bank emphasizes the delivery of highly personalized services to the target client base with an emphasis on quick response and financial expertise.

Stock Information

Shares of the common stock of the Corporation are not traded on any national or regional exchange or in the over-the-counter market. Accordingly, there is no established market for the common stock. There are occasional trades as a result of private negotiations which do not always involve a broker or a dealer. The table below lists the high and low prices per share, of which management is aware, during 2010 and 2009.

	Price per Share			
Quarter	High		Low	
	2010	2009	2010	2009
First Quarter	$50.00	$50.00	$35.91	$35.65
Second Quarter	$40.00	$39.67	$35.52	$35.97
Third Quarter	$44.00	$39.90	$35.84	$38.97
Fourth Quarter	$41.49	$40.00	$39.36	$36.74

There may have been other trades at other prices of which management is not aware. Management does not have knowledge of the price paid in all transactions and has not verified the accuracy of those prices that have been reported to it. Because of the lack of an established market for the common shares of the Corporation, these prices would not necessarily reflect the prices at which the shares would trade in an active market.

The Corporation had 639 shareholders of record as of April 22, 2011.

The Corporation has not declared or paid any cash dividends on its shares of common stock since its organization in 1993. The Corporation and the Bank anticipate that earnings will be retained to finance the Bank's growth in the immediate future. Future dividend payments by the Corporation, if any, will be dependent upon dividends paid by the Bank, which are subject to regulatory limitations, earnings, general economic conditions, financial condition, capital requirements, and other factors as may be appropriate in determining dividend policy.

Management's Discussion and Analysis (cont'd)

Five Year Total Shareholder Return

The following indexed graph indicates the Corporation's total return to its shareholders on its common stock for the pat five years, assuming dividend reinvestment, as compared to total return for the Russell 2000 Index and the Peer Group Index (which is the SNL Bank $1B - $5B Bank Index). The comparison of total return on investment for each of the periods assumes that $100 was invested on January 1, 2005, in each of the Corporation, the Russell 2000 Index, and the Peer Group Index.


Total Return Performance
Index Value
150
125
100
75
50
25
12/31/05
12/31/06
12/31/07
12/31/08
12/31/09
12/31/10
National Bank of Indianapolis Corporation
Russell 2000
SNL Bank $1B-$5B Bank

Index	*Period Ending*					
	12/31/05	**12/31/06**	**12/31/07**	**12/31/08**	**12/31/09**	**12/31/10**
National Bank of Indianapolis Corporation	100.00	114.63	121.95	102.44	91.46	101.22
Russell 2000	100.00	118.37	116.51	77.15	98.11	124.46
SNL Bank $1B-$5B Bank	100.00	115.72	84.29	69.91	50.11	56.81

Management's Discussion and Analysis (cont'd)

Forward Looking Statements

This Annual Report contains forward-looking statements. Forward-looking statements provide current expectations or forecasts of future events and are not guarantees of future performance, nor should they be relied upon as representing management's views as of any subsequent date. The forward-looking statements are based on management's expectations and are subject to a number of risks and uncertainties. Although management believes that the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially from those expressed or implied in such statements. Risks and uncertainties that could cause actual results to differ materially include, without limitation, the Corporation's ability to effectively execute its business plans; changes in general economic and financial market conditions; changes in interest rates; changes in the competitive environment; continuing consolidation in the financial services industry; new litigation or changes in existing litigation; losses, customer bankruptcy, claims and assessments; changes in banking regulations or other regulatory or legislative requirements affecting the Corporation's business; and changes in accounting policies or procedures as may be required by the Financial Accounting Standards Board or other regulatory agencies. Management may elect to update forward-looking statements at some future point; however, it specifically disclaims any obligation to do so.

Management's Discussion and Analysis (cont'd)

Selected Financial Data

The following table sets forth certain consolidated information concerning the Corporation for the periods and dates indicated and should be read in connection with, and is qualified in its entirety by, the detailed information and consolidated financial statements and related notes set forth in the Corporation's audited financial statements included elsewhere herein for the years ended December 31, (dollars in thousands), except share, per share, and book value data:

	2010	2009	2008	2007	2006
Consolidated Operating Data:					
Interest income	$ 47,130	$ 47,531	$ 56,377	$ 68,880	$ 61,375
Interest expense	9,029	11,313	20,449	35,263	29,565
Net interest income	38,101	36,218	35,928	33,617	31,811
Provision for loan losses	4,279	11,905	7,400	904	1,086
Net interest income after provision for loan losses	33,822	24,313	28,528	32,713	30,725
Other operating income	14,248	12,903	11,204	9,834	8,356
Other operating expenses	43,522	38,354	34,706	30,800	28,595
Income (loss) before taxes	4,548	(1,138)	5,026	11,747	10,486
Federal and state income tax (benefit)	762	(1,250)	1,242	3,856	3,501
Net income	3,786	112	3,784	7,891	6,985
Consolidated Balance Sheet Data (at end of period):					
Total assets	$ 1,441,393	$ 1,236,077	$ 1,117,784	$ 1,163,109	$ 1,034,432
Total investment securities (including stock in Federal Banks)	193,418	165,368	143,694	137,174	150,137
Total loans	901,756	864,722	904,207	830,328	744,538
Allowance for loan losses	(15,134)	(13,716)	(12,847)	(9,453)	(8,513)
Deposits	1,238,840	1,052,065	965,966	1,004,762	875,084
Shareholders' equity	79,357	73,031	72,212	68,938	59,785
Weighted basic average shares outstanding	2,314	2,302	2,311	2,328	2,302
Per Share Data:					
Diluted net income per common share (1)	$ 1.59	$ 0.05	$ 1.58	$ 3.27	$ 2.90
Cash dividends declared	-	-	-	-	-
Book value (2)	34.24	31.65	31.48	29.63	25.88
Other Statistics and Operating Data:					
Return on average assets	0.3%	0.0%	0.3%	0.7%	0.7%
Return on average equity	5.0%	0.2%	5.3%	12.3%	12.7%
Net interest margin (3)	3.1%	3.2%	3.4%	3.3%	3.4%
Average loans to average deposits	78.7%	85.5%	88.5%	82.3%	85.9%
Allowance for loan losses to loans at end of period	1.7%	1.6%	1.4%	1.1%	1.1%
Allowance for loan losses to non-performing loans	135.5%	90.8%	146.4%	164.1%	119.0%
Non-performing loans to loans at end of period	1.2%	1.7%	1.0%	0.7%	1.0%
Net charge-offs/to average loans	0.3%	1.2%	0.5%	0.0%	0.1%
Number of offices	12	12	11	9	9
Number of full and part-time employees	274	270	252	228	221
Number of Shareholders of Record	638	679	681	676	639
Capital Ratios:					
Average shareholders' equity to average assets	5.8%	6.1%	6.3%	5.9%	5.7%
Equity to assets	5.5%	5.9%	6.5%	5.9%	5.8%
Total risk-based capital ratio (Bank only)	11.2%	10.9%	10.5%	10.6%	10.7%

(1) Based upon weighted average shares outstanding during the period.
(2) Based on Common Stock outstanding at the end of the period.
(3) Net interest income as a percentage of average interest-earning assets.

Management's Discussion and Analysis (cont'd)

Management's Discussion and Analysis of Financial Condition and Results of Operation

The following discussion and analysis of the Corporation relates to the years ended December 31, 2010, 2009, and 2008 and should be read in conjunction with the Corporation's Consolidated Financial Statements and Notes thereto included elsewhere herein.

Overview

The primary source of the Bank's revenue is net interest income from loans and deposits and fees from financial services provided to customers. Overall economic factors including market interest rates, business spending, and consumer confidence, as well as competitive conditions within the marketplace tend to influence business volumes.

The Corporation monitors the impact of changes in interest rates on its net interest income through its Asset/Liability Committee ("ALCO") Policy. One of the primary goals of asset/liability management is to maximize net interest income and the net value of future cash flows within authorized risk limits. At December 31, 2010, the interest rate risk position of the Corporation was liability sensitive. Maintaining a liability sensitive interest rate risk position means that net income should decrease as rates rise and increase as rates fall.

In addition to net interest income, net income is affected by other non-interest income, other non-interest expense and the provision for loan losses. Other non-interest income increased for the year ended December 31, 2010, as compared to year ended December 31, 2009. The increase is primarily due to mortgage banking income. The increase in mortgage banking income was the result of an increase in gains recorded on mortgage loan sales for the year ended December 31, 2010, as compared to the year ended December 31, 2009. In addition to the increase in mortgage banking income, wealth management fees increased for the year ended December 31, 2010, as compared to the year ended December 31, 2009. The increase is attributable to an increase in the stock market for the year ended December 31, 2010, as compared to the year ended December 31, 2009, as well as new business. Other non-interest expense increased for the year ended December 31, 2010, as compared to the year ended December 31, 2009. The increase is due to an increase in salaries, wages and employee benefits during 2010 as compared to 2009, and non-performing asset expense for the year ended December 31, 2010, as compared to the year ended December 31, 2009. In addition, other expense increased for the year ended December 31, 2010, as compared to December 31, 2009 due to the Corporation recording a reserve as a result of a wire transfer inadvertently sent to the wrong beneficiary. The provision for loan losses decreased for the year ended December 31, 2010, as compared to December 31, 2009. The decrease is due to an overall improvement in loan quality and a decrease in charge offs relating to commercial real estate, construction, and commercial and industrial loans. Management performs an evaluation as to the amounts required to maintain an allowance adequate to provide for probable incurred losses inherent in the loan portfolio. The level of this allowance is dependent upon the total amount of past due and non-performing loans, general economic conditions and management's assessment of probable incurred losses based upon internal credit evaluations of loan portfolios and particular loans. Typically, improved economic strength generally will translate into better credit quality in the banking industry. Management believes that the allowance for loan losses is adequate to absorb credit losses inherent in the loan portfolio as of December 31, 2010.

The risks and challenges that management believes will be important during 2011 are price competition for loans and deposits by competitors, marketplace credit effects, continued spread compression, a slow recovery of the local economy that could adversely impact the ability of borrowers to repay outstanding loans or the value of the collateral securing these loans, and the lingering effects from the financial crisis in the U.S. market and foreign markets.

Results of Operations

Year Ended December 31, 2010, Compared to the Year Ended December 31, 2009, and the Year Ended December 31, 2009, Compared to the Year Ended December 31, 2008.

The Corporation's results of operations depend primarily on the level of its net interest income, its provision for loan losses, its non-interest income and its operating expenses. Net interest income depends on the volume of and rates associated with interest earning assets and interest bearing liabilities which results in the net interest spread.

2010 compared with 2009

The Corporation had net income of $3.8 million for 2010 compared to net income of $112 thousand for 2009. The increase in net income is due to a decrease in the provision for loan losses and an increase in mortgage banking income and wealth management fees. The increase in net income is partially offset by an increase in non-performing asset expense and salary, wages, and employee benefits.

The Bank experienced an increase in total assets in 2010 compared with 2009. Total assets increased $205 million or 17% to $1.4 million in 2010 from $1.2 million in 2009. The increase is primarily due to: an increase in cash and cash equivalents of $142 million or 93% to $294 million in 2010 from $152 million in 2009, an increase in investments of $28 million or 17% to $190 million in 2010 from $162 million in 2009, and an increase in loans of $36 million or 4% to $900 million in 2010 from $864 million in 2009.

2009 compared with 2008

The Corporation had net income of $112 thousand for 2009 compared to net income of $3.8 million for 2008. The decrease in net income is due to an increase in: the provision for loan losses, non performing asset expense, FDIC insurance expense, and salary, wages, and employee benefits. These increases in expenses were partially offset by a decrease in other operating expense and an increase in mortgage banking income.

Management's Discussion and Analysis (cont'd)

The Bank experienced an increase in total assets in 2009 compared with 2008. Total assets increased $118 million or 11% to $1.2 million in 2009 from $1.1 million in 2008. The increase is primarily due to: an increase in cash and cash equivalents of $121 million or 390% to $152 million in 2009 from $31 million in 2008, an increase in investments of $21 million or 15% to $162 million in 2009 from $141 million in 2008, and an increase in other real estate owned and repossessions of $5 million or 167% to $8 million in 2009 from $3 million in 2008. The increase is partially offset by a decrease in loans of $40 million or 4% to $864 million in 2009 from $904 million in 2008.

Net Interest Income

The following table details the components of net interest income for the years ended December 31, (dollars in thousands):

	2010	2009	Change	Change
Interest income:				
Interest and fees on loans	$ 42,471	$ 42,217	$ 254	0.6%
Interest on investment securities taxable	2,172	3,011	(839)	-27.9%
Interest on investment securities nontaxable	2,070	2,068	2	0.1%
Interest on federal funds sold	25	4	21	525.0%
Interest on due from banks	392	231	161	69.7%
Total interest income	$ 47,130	$ 47,531	$ (401)	-0.8%
Interest expense:				
Interest on deposits	$ 7,002	$ 9,427	$ (2,425)	-25.7%
Interest on other short term borrowings	289	182	107	58.8%
Interest on short term debt	183	121	62	51.2%
Interest on long term debt	1,555	1,583	(28)	-1.8%
Total interest expense	$ 9,029	$ 11,313	$ (2,284)	-20.2%
Net interest income	$ 38,101	$ 36,218	$ 1,883	5.2%

2010 compared with 2009

Total average earning assets increased for 2010 as compared to 2009. The increase is primarily due to an increase in the average balance in interest bearing due from bank accounts, an increase in the average balance of non taxable investment securities and an increase in the average loan balances. Interest income increased for 2010 as compared to 2009 due to an increase in the average balances of interest bearing due from banks, federal funds sold and an increase in both the average balances and rates for non taxable investment securities and loans.

Total interest bearing liabilities increased for 2010 as compared to 2009. The increase is primarily due to an increase in the average balance in savings and interest bearing demand deposit accounts offset by a decrease in the average balance in CD's over $100 thousand. Interest expense decreased primarily due to lower interest rates paid on interest bearing liabilities.

Management's Discussion and Analysis (cont'd)

Net interest income increased for 2010 as compared to 2009. The increase is a result of an overall increase in earning assets. Net interest spread - FTE decreased to 3.10% for 2010 as compared to 3.13% for 2009 which is primarily due to a larger decline in the yield on earning assets than the decline in the cost of interest bearing liabilities. The net interest margin – FTE decreased to 3.24% for 2010 from 3.33% for 2009. The decrease is attributable to the decrease in the contribution of non-interest bearing funds to 0.14% for 2010 from 0.20% for 2009, as well as a decrease in the net interest spread - FTE.

The following table details the components of net interest income for the years ended December 31, (dollars in thousands):

	2009	2008	$ Change	% Change
Interest income:				
Interest and fees on loans	$ 42,217	$ 48,988	$ (6,771)	-13.8%
Interest on investment securities taxable	3,011	3,979	(968)	-24.3%
Interest on investment securities nontaxable	2,068	2,047	21	1.0%
Interest on federal funds sold	4	705	(701)	-99.4%
Interest on due from banks	231	510	(279)	-54.7%
Interest on reverse repurchase agreements	-	148	(148)	-100.0%
Total interest income	$ 47,531	$ 56,377	$ (8,846)	-15.7%
Interest expense:				
Interest on deposits	$ 9,427	17,979	$ (8,552)	-47.6%
Interest on other short term borrowings	182	544	(362)	-66.5%
Interest on FHLB advances and overnight borrowings	-	193	(193)	-100.0%
Interest on short term debt	121	16	105	656.3%
Interest on long term debt	1,583	1,717	(134)	-7.8%
Total interest expense	$ 11,313	$ 20,449	$ (9,136)	-44.7%
Net interest income	$ 36,218	$ 35,928	$ 290	0.8%

Management's Discussion and Analysis (cont'd)

2009 compared with 2008

Total average earning assets increased for 2009 as compared to 2008. The increase is primarily attributable to an increase in the average balance in interest bearing due from banks and an increase in average loans. Interest income decreased for 2009 as compared to 2008. The decrease is due to an overall lower interest rate environment in 2009 as compared to 2008 as a result of significant interest rate decreases by the Federal Reserve in 2008. Over the course of 2008, the prime interest rate decreased by 400 basis points to 3.25% from 7.25%.

Total average interest bearing liabilities increased for 2009 as compared to 2008. The increase is due primarily to an increase in average interest bearing demand deposits and average certificates of deposits. Interest expense decreased due to lower interest rates paid on interest bearing liabilities.

The increase in net interest income was a result of an increase in the net interest spread during 2009 as compared to 2008. The increase in the net interest spread was the result of a larger decline in the cost of interest bearing liabilities than the decline in the yield on earning assets during 2009 compared to 2008. The decrease in the contribution of non-interest bearing funds to 0.20% from 0.40% for the year ended December 31, 2009, as compared to December 31, 2008, caused an overall decrease in the net interest margin FTE to 3.33% from 3.48% for the year ended December 31, 2009, as compared to December 31, 2008.

Management's Discussion and Analysis (cont'd)

The following table details average balances, interest income/expense and average rates/yields for the Bank's earning assets and interest bearing liabilities for the years ended December 31, (tax equivalent basis/dollars in thousands):

	2010			2009			2008		
	Average Balance	Interest Income/ Expense	Average Rate/ Yield	Average Balance	Interest Income/ Expense	Average Rate/ Yield	Average Balance	Interest Income/ Expense	Average Rate/ Yield
Assets:									
Interest bearing due from banks	$ 155,472	$ 392	0.25%	$ 91,295	$ 231	0.25%	$ 20,645	$ 509	2.47%
Reverse repurchase agreements	1,000	-	0.01%	1,000	-	0.01%	4,197	148	3.53%
Federal funds	9,934	25	0.25%	2,646	4	0.15%	31,530	705	2.24%
Non taxable investment securities - FTE	56,533	3,200	5.66%	56,070	3,140	5.60%	55,178	3,046	5.52%
Taxable investment securities	117,235	2,172	1.85%	88,855	3,011	3.39%	98,585	3,980	4.04%
Loans (gross) - FTE	886,933	43,028	4.85%	883,721	42,363	4.79%	855,313	49,099	5.74%
Total earning assets	$ 1,227,107	$ 48,817	3.98%	$ 1,123,587	$ 48,749	4.34%	$ 1,065,448	$ 57,487	5.40%
Non-earning assets	89,564			83,573			63,335		
Total assets	$ 1,316,671			$ 1,207,160			$ 1,128,783		
Liabilities:									
Interest bearing DDA	$ 205,541	$ 474	0.23%	$ 160,233	$ 600	0.37%	$ 116,999	$ 1,206	1.03%
Savings	514,703	2,903	0.56%	472,181	3,448	0.73%	495,956	9,698	1.96%
CD's under $100	66,974	1,156	1.73%	63,609	1,665	2.62%	66,256	2,547	3.84%
CD's over $100	114,953	2,005	1.74%	129,325	3,160	2.44%	101,008	3,806	3.77%
Individual retirement accounts	22,666	464	2.05%	19,980	554	2.77%	18,737	722	3.85%
Repurchase agreements and other secured short term borrowings	84,048	289	0.34%	68,742	182	0.26%	57,125	544	0.95%
FHLB advances	-	-	-	-	-	-	7,336	193	2.63%
Short-term debt	3,656	183	5.01%	4,200	121	2.88%	586	16	2.73%
Subordinated debt	5,000	80	1.60%	5,000	108	2.16%	5,000	242	4.84%
Long term debt	13,918	1,475	10.60%	13,918	1,475	10.60%	13,918	1,475	10.60%
Total interest bearing liabilities	$ 1,031,459	$ 9,029	0.88%	$ 937,188	$ 11,313	1.21%	$ 882,921	$ 20,449	2.32%
Non-interest bearing liabilities	202,808			188,594			167,121		
Other liabilities	6,181			8,034			7,921		
Total liabilities	$ 1,240,448			$ 1,133,816			$ 1,057,963		
Equity	76,223			73,344			70,820		
Total liabilities & equity	$ 1,316,671			$ 1,207,160			$ 1,128,783		
Recap:									
Interest income - FTE		$ 48,817	3.98%		$ 48,749	4.34%		$ 57,487	5.40%
Interest expense		9,029	0.88%		$ 11,313	1.21%		$ 20,449	2.32%
Net interest income/spread - FTE		$ 39,788	3.10%		$ 37,436	3.13%		$ 37,038	3.08%
Contribution of non-interest bearing funds			0.14%			0.20%			0.40%
Net interest margin - FTE			3.24%			3.33%			3.48%

Notes to the average balance and interest rate tables:

- The average loan balance includes loans held for sale, non-accrual loans and the interest recognized prior to becoming non-accrual is reflected in the interest income for loans.
- Interest income on loans includes loan costs net of loan fees, of $(730) thousand, $(645) thousand, and $(713) thousand, for the years ended December 31, 2010, 2009, and 2008, respectively.
- Net interest income on a fully taxable equivalent basis, the most significant component of the Corporation's earnings, is total interest income on a fully taxable equivalent basis less total interest expense. The level of net interest income on a fully taxable equivalent basis is determined by the mix and volume of interest earning assets, interest bearing deposits and borrowed funds, and changes in interest rates.

Management's Discussion and Analysis (cont'd)

- Net interest spread is the difference between the fully taxable equivalent rate earned on interest earning assets less the rate expensed on interest bearing liabilities.
- Net interest margin represents net interest income on a fully taxable equivalent basis as a percentage of average interest earning assets. Net interest margin is affected by both the interest rate spread and the level of non-interest bearing sources of funds, primarily consisting of demand deposits and shareholders' equity.
- Interest income on a fully taxable equivalent basis includes the additional amount of interest income that would have been earned on tax exempt loans and if investments in certain tax-exempt interest earning assets had been made in assets subject to federal taxes yielding the same after-tax income. Interest income on tax exempt loans and municipal securities has been calculated on a fully taxable equivalent basis using a federal and state income tax blended rate of 40%. The appropriate tax equivalent adjustments to interest income on loans was $557 thousand, $146 thousand, and $111 thousand for the years ended December 31, 2010; 2009, and 2008, respectively. The appropriate tax equivalent adjustments to interest income on municipal securities was $1.1 million, $1.1 million, and $999 thousand, for the years ended December 31, 2010, 2009, and 2008, respectively.
- Management believes the disclosure of the fully taxable equivalent net interest income information improves the clarity of financial analysis, and is particularly useful to investors in understanding and evaluating the changes and trends in the Corporation's results of operations. This adjustment is considered helpful in the comparison of a financial institution's net interest income to that of another institution, as each will have a different proportion of tax-exempt interest from their earning asset portfolios.

Management's Discussion and Analysis (cont'd)

The following table sets forth an analysis of volume and rate changes in interest income and interest expense of the Corporation's average earning assets and average interest-bearing liabilities. The table distinguishes between the changes related to average outstanding balances of assets and liabilities (changes in volume holding the initial average interest rate constant) and the changes related to average interest rates (changes in average rate holding the initial average outstanding balance constant). The change in interest due to both volume and rate has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

Net Interest Income Changes Due to Volume and Rates (dollars in thousands):

	2010 Changes from 2009			2009 Changes from 2008		
	Net Change	Due to Rate	Due to Volume	Net Change	Due to Rate	Due to Volume
Interest earning assets:						
Interest bearing due from banks	$ 161	$ (1)	$ 162	$ (278)	$ (781)	$ 503
Reverse repurchase agreements	-	-	-	(148)	-	(148)
Federal funds	21	4	17	(701)	(354)	(347)
Non taxable investment securities - FTE	60	34	26	94	44	50
Taxable investment securities	(839)	(1,621)	782	(969)	(600)	(369)
Loans (gross) - FTE	665	511	154	(6,736)	(8,322)	1,586
TOTAL	$ 68	$ (1,073)	$ 1,141	$ (8,738)	$ (10,013)	$ 1,275
Interest bearing liabilities:						
Interest bearing DDA	$ (126)	$ (268)	$ 142	$ (606)	$ (947)	$ 341
Savings deposits	(545)	(835)	290	(6,250)	(5,806)	(444)
CDs under $100	(509)	(593)	84	(882)	(784)	(98)
CDs over $100	(1,155)	(832)	(323)	(646)	(1,547)	901
Individual retirement accounts	(90)	(158)	68	(168)	(213)	45
Repurchase agreements and other short-term secured borrowings	107	61	46	(362)	(455)	93
FHLB advances	-	-	-	(193)	-	(193)
Short-term debt	62	79	(17)	105	1	104
Subordinated debt	(28)	(28)	-	(134)	(134)	-
TOTAL	$ (2,284)	$ (2,574)	$ 290	$ (9,136)	$ (9,885)	$ 749
Net change in net interest income	$ 2,352	$ 1,501	$ 851	$ 398	$ (128)	$ 526

Note: Due to rate increase was calculated by taking the change in the rate times the prior year balance. Due to volume increase was calculated by taking the change in average balance times the prior year rate.

Management's Discussion and Analysis (cont'd)

Provision for Loan Losses

The amount charged to the provision for loan losses by the Bank is based on management's evaluation as to the amounts required to maintain an allowance adequate to provide for probable incurred losses inherent in the loan portfolio. The level of this allowance is dependent upon the total amount of past due and non-performing loans, general economic conditions and management's assessment of probable incurred losses based upon internal credit evaluations of loan portfolios and particular loans. Loans are principally to borrowers in central Indiana.

The following table details the components of loan loss reserve as of December 31, (dollars in thousands):

	2010	2009	2008	2007	2006
Beginning of Period	$ 13,716	$ 12,847	$ 9,453	$ 8,513	$ 8,346
Provision for loan losses	4,279	11,905	7,400	904	1,086
Chargeoffs					
Commercial & industrial	1,437	2,603	1,697	228	1,094
Commercial real estate	1,363	6,150	1,126	-	191
Construction	-	1,710	49	-	-
Residential	252	864	1,360	600	121
Consumer	36	21	64	50	51
Credit cards	61	84	97	4	28
	3,149	11,432	4,393	882	1,485
Recoveries					
Commercial & industrial	119	343	187	814	412
Commercial real estate	5	-	-	-	-
Residential	152	20	174	67	154
Consumer	2	-	1	6	-
Credit cards	10	33	25	31	-
	288	396	387	918	566
End of Period	$ 15,134	$ 13,716	$ 12,847	$ 9,453	$ 8,513
Allowance as a % of Loans	1.68%	1.59%	1.42%	1.14%	1.14%

2010 compared with 2009

The provision for loan losses was $4.3 million for 2010 compared to $11.9 million for 2009. The decrease in the provision for loan losses for 2010 as compared to 2009 is due to an overall improvement in loan quality. Contributing to the decrease for 2010 compared to 2009 is a decrease in chargeoffs relating to commercial real estate, construction, and commercial and industrial loans. Management does not believe that these chargeoffs are indicative of systematic problems with the loan portfolio. Based on management's risk assessment and evaluation of the probable incurred losses of the loan portfolio, management believes that the current allowance for loan losses is adequate to provide for probable incurred losses in the loan portfolio at December 31, 2010.

Management's Discussion and Analysis (cont'd)

2009 compared with 2008

The provision for loan losses was $11.9 million for 2009 compared to $7.4 million for 2008. The increase in the provision for loan losses for 2009 as compared to 2008 is due to increased charge offs and a higher level of special mention and classified loans as compared to the same period in 2008 due to the overall decline in the economy and the sharp decline in real estate values. These chargeoffs relate to specific commercial loans, commercial real estate loans, and construction loans. Management does not believe that these chargeoffs are indicative of systematic problems with the loan portfolio. Based on management's risk assessment and evaluation of the probable incurred losses of the loan portfolio, management believes that the current allowance for loan losses is adequate to provide for probable incurred losses in the loan portfolio at December 31, 2009.

Other Operating Income

The following table details the components of other operating income for the years ended December 31, (dollars in thousands):

	2010	2009	$ Change	% Change
Wealth management fees	$ 5,377	$ 4,917	$ 460	9.4%
Service charges and fees on deposit accounts	3,011	3,113	(102)	-3.3%
Rental income	272	321	(49)	-15.3%
Mortgage banking income	2,184	1,576	608	38.6%
Interchange income	1,263	1,007	256	25.4%
Net loss on sale of securities	(5)	-	(5)	100.0%
Other	2,146	1,969	177	9.0%
Total other operating income	$ 14,248	$ 12,903	$ 1,345	10.4%

2010 compared with 2009

Other operating income increased for 2010 compared to 2009. There are several factors that contribute to the overall increase.

Wealth Management fees increased for 2010 compared to 2009. The increase is attributable to the overall increase in the stock market, estate fees, and tax preparation fees. Partially offsetting the increase is a decrease in Dreyfus money market funds.

Management's Discussion and Analysis (cont'd)

Service charges and fees on deposit accounts decreased for 2010 compared to 2009. The decrease is primarily attributable to a decrease in service charges collected for DDA business and non-profit accounts due to a higher earnings credit rate in 2010 compared to 2009 and a decrease in overdraft and NSF fees. The decrease is partially offset by an increase in wire transfer fees.

Building rental income decreased for 2010 compared to 2009. This was due to the Bank occupying more space at the 4930 North Pennsylvania Street and 107 North Pennsylvania Street locations thus reducing the space available for tenants.

Mortgage banking income increased for 2010 compared to 2009. The increase for 2010 compared to 2009 is due to an increase in the net gain on the sale of mortgage loans. A net gain on the sale of mortgage loans of $2.3 million was recorded for 2010, as compared to a net gain on the sale of mortgage loans of $1.6 million for 2009. The increase in the net gain on sale of mortgage loans is due to an increase in the volume of loans originated period over period. For 2010, origination of loans held for sale was $88.8 million. For 2009, origination of loans held for sale was $69.7 million. Also, contributing to the increase was the sale of residential mortgages that were previously originated so that the Corporation could shorten the duration of earning assets.

Offsetting this increase was a write down of the fair value of MSRs of $527 thousand for 2010, as compared to a write down of $334 thousand for 2009.

When a mortgage loan is sold and the MSRs are retained, the MSRs are recorded as an asset on the balance sheet. The value of the MSRs is sensitive to changes in interest rates. In a declining interest rate environment, mortgage loan refinancings generally increase, causing actual and expected loan prepayments to increase, which decreases the value of existing MSR's. Conversely, as interest rates rise, mortgage loan refinancings generally decline, causing actual and expected loan prepayments to decrease, which increases the value of the MSRs.

Interchange income increased for 2010 compared to 2009. The increase is attributable to higher transaction volumes for debit cards and credit cards in 2010 compared to 2009.

Net loss on sale of securities increased for 2010 compared to 2009. There was one sale of a held-to-maturity municipal security during 2010. Since the municipal security has a non-rated issuer, a credit review of the municipality was conducted. As a result of the review, it was determined that the investment was no longer considered a pass asset and thus below investment grade. Per investment policy, the Corporation is prohibited from holding any securities below investment grade.

Other income increased for 2010 compared to 2009. The increase is primarily due to an increase in other real estate rental income, prepayment penalties collected, and Mastercard/Visa merchant fees. The increase is partially offset by a decrease in bank owned life insurance income, letter of credit fees, Dreyfus money market funds sweep fees, late fee income, and income collected for a swap fee.

Management's Discussion and Analysis (cont'd)

The following table details the components of other operating income for the years ended December 31, (dollars in thousands):

	2009	2008	$ Change	% Change
Wealth management fees	$ 4,917	$ 5,048	$ (131)	-2.6%
Service charges and fees on deposit accounts	3,113	2,484	629	25.3%
Rental income	321	575	(254)	-44.2%
Mortgage banking income	1,576	62	1,514	2,441.9%
Interchange income	1,007	877	130	14.8%
Other	1,969	2,158	(189)	-8.8%
Total other operating income	$ 12,903	$ 11,204	$ 1,699	15.2%

2009 compared with 2008

Other operating income increased for 2009 compared to 2008. There are several factors that contribute to the overall increase.

Wealth Management fees decreased for 2009 compared to 2008. The decrease is attributable to the overall decline in the stock market. Partially offsetting the decrease is an increase in estate administration fees and fees collected for tax return preparation.

Service charges and fees on deposit accounts increased for 2009 compared to 2008. The increase is primarily attributable to an increase in service charges collected for DDA business and non-profit accounts due to a lower earnings credit rate in 2009 compared to 2008. The increase is partially offset by a decrease in overdraft and NSF fees.

Building rental income decreased for 2009 compared to 2008. This was due to the Bank occupying more space at the 4930 North Pennsylvania Street and 107 North Pennsylvania Street locations thus reducing the space available for tenants.

Mortgage banking income increased for 2009 compared to 2008. The increase for 2009 compared to 2008 is due to an increase in the net gain on the sale of mortgage loans. A net gain on the sale of mortgage loans of $1.6 million was recorded for 2009, as compared to a net gain on the sale of mortgage loans of $499 thousand for 2008. The increase in the net gain on sale of mortgage loans is due to an increase in the volume of loans originated. For 2009, origination of loans held for sale was $69.7 million. For 2008, origination of loans held for sale was $38.5 million. Also, contributing to the increase was the opportunity to sell residential mortgages that were previously originated at lower interest rates due to a drop in interest rates period over period. Additionally, the Corporation recorded a write down of the fair value of MSRs of $334 thousand for 2009, as compared to a write down of $715 thousand for 2008.

Interchange income increased for 2009 compared to 2008. The increase is attributable to higher transaction volumes for debit cards and credit cards in 2009 compared to 2008.

Management's Discussion and Analysis (cont'd)

Other income decreased for 2009 compared to 2008. The decrease is primarily due to a decrease in prepayment penalties collected, bank owned life insurance income, documentation fees, and Dreyfus money market funds sweep fees. The decrease is partially offset by an increase for income collected for a participation fee.

Other Operating Expenses

The following table details the components of other operating expenses for the years ended December 31, (dollars in thousands):

	2010	2009	$ Change	% Change
Salaries, wages and employee benefits	$ 24,859	$ 21,332	$ 3,527	16.5%
Occupancy	2,556	2,441	115	4.7%
Furniture and equipment	1,220	1,359	(139)	-10.2%
Professional services	2,148	1,873	275	14.7%
Data processing	3,014	2,752	262	9.5%
Business development	1,610	1,531	79	5.2%
FDIC Insurance	2,101	2,142	(41)	-1.9%
Non performing assets	2,100	1,383	717	51.8%
Other	3,914	3,541	373	10.5%
Total other operating expenses	$ 43,522	$ 38,354	$ 5,168	13.5%

2010 compared with 2009

Other operating expenses increased for 2010 compared to 2009. There are several factors that contribute to the overall increase.

Salaries, wages, and employee benefits increased for 2010 compared to 2009. The increase is the result of increased salary expense, employer FICA expense, performance bonus, deferred compensation, 401K expense, and security guard. At the beginning of 2010 rates for group medical and dental benefits increased as compared to 2009. There was an increase in the number of employees to 267 full-time equivalents in 2010 from 261 full-time equivalents in 2009. The increase is partially offset by a decrease in group life insurance, training expense, and direct loan origination costs.

Occupancy expense increased for 2010 compared to 2009. The increase is due to an increase in building and improvements depreciation expense due to the opening of the banking center located at 11701 Olio Road in December 2009. Also contributing to this increase is an increase in rent expense at the disaster location, building and property repairs and maintenance, management fees, utilities, and snow removal. The increase is partially offset by a decrease in real estate taxes, building operating costs, supplies, and leasehold improvements depreciation expense due to assets being fully depreciated.

Furniture and equipment expense decreased for 2010 compared to 2009. This decrease is due to a decrease in depreciation for furniture, fixture, and equipment due to older assets being fully depreciated. Also contributing to the decrease was a decrease in furniture, fixture, and equipment maintenance contracts and repair expense.

Professional services expense increased for 2010 compared to 2009. The increase is due to an increase in consulting fees, design services, extended audit services, accounting fees, and attorney fees. The increase is partially offset by a decrease in courier service and advertising agency fees.

Management's Discussion and Analysis (cont'd)

Data processing expenses increased for 2010 compared to 2009. The increase is due to an increase in bill payment services, ATM/debit cards, credit cards, fiduciary income tax preparation for Wealth Management accounts, transaction processing fees and mutual fund expense for Wealth Management accounts, computer software, and software maintenance. The increase is partially offset by a decrease in service bureau fees related to activity by the Bank.

Business development expenses increased for 2010 compared to 2009. The increase is due to an increase in customer relations', customer entertainment, sales and product literature, customer promotions and premium items, market research, and public relations. The increase is partially offset by a decrease in grand opening expense.

FDIC insurance expense decreased for 2010 compared to 2009. The decrease is due to a special assessment of $557 thousand that was expensed during the second quarter of 2009 and is partially offset by higher assessment rates in 2010.

Non-performing assets expenses increased for 2010 compared to 2009. This increase is due to an increase in the write down of the carrying value of other real estate owned and classified loan expense. Also contributing to the increase is an increase in real estate taxes, lawn maintenance, and appraisal fees related to other real estate owned by the Corporation. The increase is partially offset by gains on the sale of other real estate.

Other expenses increased for 2010 compared to 2009. The increase is due to the Corporation recording a reserve as a result of a wire transfer inadvertently sent to the wrong beneficiary. During 2011, the Corporation collected the remaining misappropriated funds. Also contributing to the increase was an increase in office supplies, stationery and printing, telephone service, ATM surcharges refunded, personal property taxes, charitable contributions, board fees, Comptroller of the Currency assessment, Wealth Management client adjustments, and debit card losses. The increase is partially offset by a decrease in documents and forms, armored transportation, loan collection expense, loan appraisals, correspondent bank charges, check losses, credit card losses, and postage expense.

The following table details the components of other operating expenses for the years ended December 31, (dollars in thousands):

	2009	2008	$ Change	% Change
Salaries, wages and employee benefits	$ 21,332	$ 19,172	$ 2,160	11.3%
Occupancy	2,441	2,081	360	17.3%
Furniture and equipment	1,359	1,428	(69)	-4.8%
Professional services	1,873	1,971	(98)	-5.0%
Data processing	2,752	2,514	238	9.5%
Business development	1,531	1,526	5	0.3%
FDIC Insurance	2,142	918	1,224	133.3%
Non performing assets	1,383	149	1,234	828.2%
Other	3,541	4,947	(1,406)	-28.4%
Total other operating expenses	$ 38,354	$ 34,706	$ 3,648	10.5%

Management's Discussion and Analysis (cont'd)

2009 compared with 2008

Other operating expenses increased for 2009 compared to 2008. There are several factors that contribute to the overall increase.

Salaries, wages and employee benefits increased for 2009 compared to 2008. The increase is the result of increased salary expense and group medical and dental benefits. Salary expense, which includes restricted stock expense, increased due to an increase in full-time equivalent employees of 20 from 241 in 2008 to 261 in 2009. Also contributing to the increase was additional restricted stock expense due to grants to officers of the Bank during the second quarter of 2009. Group medical and dental benefits increased due to the increase in employees as well as due to higher costs in 2009.

Occupancy expense increased for 2009 compared to 2008. The increase is due to an increase in building rental expense for the lockbox processing center/disaster site, building and improvements depreciation expense due to the opening of the banking center located at 2410 Harleston Street in November 2008, real estate tax expense, lawn maintenance, janitorial and trash expense, and utilities.

Furniture and equipment expense decreased for 2009 compared to 2008. This decrease is due to a decrease in furniture, fixture, and equipment purchased and expensed for $500 and depreciation for furniture, fixture, and equipment due to older assets being fully depreciated. This decrease is partially offset by an increase in depreciation expense associated with computer equipment for the new banking center at 2410 Harleston Street.

Professional services expense decreased for 2009 compared to 2008. The decrease is due to a decrease in courier service, accounting fees, advertising agency fees, and consulting fees. The decrease is partially offset by an increase in design services.

Data processing expenses increased for 2009 compared to 2008. The increase is due to an increase in bill payment services, ATM/debit cards, credit cards, remote deposit capture fees, and increased service bureau fees related to increased transaction activity by the Bank. The increase is partially offset by a decrease in fiduciary income tax preparation for wealth management accounts and mutual fund expense due to an overall decline in market values.

Business development expenses increased for 2009 compared to 2008. The increase is due to an increase in advertising, customer entertainment, sales and product literature, public relations, and direct mail campaign. The increase is partially offset by a decrease in customer relations, customer promotion and premium items, and grand opening expense.

FDIC insurance increased for 2009 compared to 2008. The increase is due to an overall increase in the assessment by the FDIC effective January 1, 2009, as well as a special assessment of $557 thousand paid by the Corporation during 2009. Effective April 1, 2009, insurance assessments range from 0.07% to 0.78%, depending on the institution's risk classifications, as well as its unsecured debt, secured liability and brokered deposits.

Non-performing assets expenses increased for 2009 compared to 2008. This is due to an increase in expense related to other real estate owned by the Corporation, such as real estate taxes, lawn maintenance, and appraisal fees as well as the write down of the carrying value of real estate owned.

Management's Discussion and Analysis (cont'd)

Other expenses decreased for 2009 compared to 2008. During 2008, a non-recurring charge of $1.4 million related to certain deposit accounts and a charge of $94 thousand related to certain wealth management accounts was recorded. Also contributing to the decrease is lower expense related to conferences and conventions, personal property taxes, and charitable contributions. The overall decrease is partially offset by a loss of $40 thousand as a result of the Heartland Payment Systems credit card software compromise and a charge of $50 thousand related to certain deposit accounts.

Tax (Benefit)/Expense

The Corporation applies a federal income tax rate of 34% and a state tax rate of 8.5%, in the computation of tax expense or benefit. The provision for income taxes consisted of the following for the years ended December 31, (dollars in thousands):

	2010	2009	2008
Current tax expense	$ 2,382	$ (405)	$ 3,155
Deferred tax benefit	(1,620)	(845)	(1,913)
	$ 762	$ (1,250)	$ 1,242

The statutory rate reconciliation is as follows for the years ended December 31, (dollars in thousands):

	2010	2009	2008
Income (loss) before federal and state income tax	$ 4,548	$ (1,138)	$ 5,026
Tax expense (benefit) at federal statutory rate	$ 1,546	$ (387)	$ 1,709
Increase (decrease) in taxes resulting from:			
State income tax	148	(92)	203
Tax exempt interest	(937)	(716)	(685)
Bank owned life insurance	(133)	(139)	(153)
Customer entertainment	95	92	86
Other	43	(8)	82
Total income tax (benefit)	$ 762	$ (1,250)	$ 1,242

Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in years in which those temporary differences are expected to be recovered or settled. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Management's Discussion and Analysis (cont'd)

The components of the Corporation's net deferred tax assets in the consolidated balance sheet as of December 31, are as follows (dollars in thousands):

	2010	2009
Deferred tax assets:		
Allowance for loan losses	$ 5,919	$ 5,364
Equity based compensation	2,594	1,841
Other real estate owned	645	228
Accrued contingencies	391	391
Other	786	465
Total deferred tax assets	10,335	8,289
Deferred tax liabilities:		
Mortgage servicing rights	(635)	(570)
Net unrealized gain on securities	(211)	-
Other	(949)	(586)
Total deferred tax liabilities	(1,795)	(1,156)
Net deferred tax assets	$ 8,540	$ 7,133

Effects of Inflation

Inflation can have a significant effect on the operating results of all industries. This is especially true in industries with a high proportion of fixed assets and inventory. However, management believes that these factors are not as critical in the banking industry. Inflation does, however, have an impact on the growth of total assets and the need to maintain a proper level of equity capital.

Interest rates are significantly affected by inflation, but it is difficult to assess the impact since neither the timing nor the magnitude of the changes in the various inflation indices coincides with changes in interest rates. There is, of course, an impact on longer-term earning assets; however, this effect continues to diminish as investment maturities are shortened and interest-earning assets and interest-bearing liabilities shift from fixed rate, long-term to rate-sensitive, short-term.

Management's Discussion and Analysis (cont'd)

Liquidity and Interest Rate Sensitivity

The Corporation must maintain an adequate liquidity position in order to respond to the short-term demand for funds caused by withdrawals from deposit accounts, extensions of credit and for the payment of operating expenses. Maintaining an adequate liquidity position is accomplished through the management of the liquid assets - those which can be converted into cash - and access to additional sources of funds. The Corporation must monitor its liquidity ratios as established by ALCO. In addition, the Corporation has established a contingency funding plan to address liquidity needs in the event of depressed economic conditions. The liquidity position is continually monitored and reviewed by ALCO.

The Corporation has many sources of funds available, they include: cash and due from Federal Reserve, overnight federal funds sold, investments available for sale, maturity of investments held for sale, deposits, Federal Home Loan Bank ("FHLB") advances, and issuance of debt. During 2010 and 2009, deposits were the most significant source of funds while purchases of investment securities available for sale and held to maturity were the most significant use of funds. During 2008, issuance of short-term debt provided the most significant funding source while loans were the most significant use of funds.

On June 29, 2007, the Corporation entered into a $5.0 million revolving loan agreement with U.S. Bank, which matured on June 27, 2009, and was renewed and matured on August 31, 2009. The revolving line of credit was used to provide additional liquidity support to the Corporation, if needed. On September 5, 2008, and December 11, 2008, the Corporation drew $1.3 million and $2.9 million, respectively, on the revolving loan agreement with U.S. Bank.

On August 31, 2009, U.S. Bank renewed the revolving line of credit which matured on August 31, 2010. As part of the renewal of the revolving line of credit, U.S. Bank reduced the maximum principal amount from $5.0 million to $2.0 million. At that time, there was an outstanding balance of $4.2 million, of which $3.0 million was moved to a separate one-year term facility with principal payments of $62 thousand and interest payments due quarterly. The revolving line of credit and one-year term facility were renewed and will now mature on August 31, 2011. Under the terms of the one-year term facility, the Corporation pays prime plus 1.25% which equated to 4.50% at December 31, 2010, and had an outstanding balance of $2.7 million.

Under the terms of the revolving loan agreement, the Corporation paid prime minus 1.25% which equated to 2.00% through August 31, 2009, and interest payments were due quarterly. Beginning September 1, 2009, the Corporation began paying prime plus 1.25% which equated to 4.50% at December 31, 2010. In addition, beginning October 1, 2009, U.S. Bank assessed a 0.25% fee on the unused portion of the revolving line of credit. On December 8, 2010, the Corporation paid off the revolving line of credit and can borrow up to $2.0 million.

All of the U.S. Bank agreements contain various financial and non-financial covenants. As of December 31, 2010, the Corporation was in compliance with all covenants.

Management's Discussion and Analysis (cont'd)

Primary liquid assets of the Corporation are cash and due from banks, federal funds sold, investments held as available for sale, and maturing loans. Due from the Federal Reserve represented the Corporation's primary source of immediate liquidity and averaged approximately $155.5 million for the year ended December 31, 2010. During 2009, Due from the Federal Reserve represented the Corporation's primary source of liquidity and averaged approximately $91.3 million. During 2008, federal funds sold represented the Corporation's primary source of liquidity and averaged approximately $31.5 million. The Corporation believes these balances are maintained at a level adequate to meet immediate needs. Reverse repurchase agreements may serve as a source of liquidity, but are primarily used as collateral for customer balances in overnight repurchase agreements. Maturities in the Corporation's loan and investment portfolios are monitored regularly to avoid matching short-term deposits with long-term loans and investments. Other assets and liabilities are also monitored to provide the proper balance between liquidity, safety, and profitability. This monitoring process must be continuous due to the constant flow of cash which is inherent in a financial institution.

The Corporation's management believes its liquidity sources are adequate to meet its operating needs and does not know of any trends, events or uncertainties that may result in a significant adverse effect on the Corporation's liquidity position.

The Corporation actively manages its interest rate sensitive assets and liabilities to reduce the impact of interest rate fluctuations. At December 31, 2010, the Corporation's rate sensitive liabilities exceeded rate sensitive assets due within one year by $105.7 million. At December 31, 2009, the Corporation's rate sensitive liabilities exceeded rate sensitive assets due within one year by $60.8 million.

The purpose of the Bank's Investment Committee is to manage and balance interest rate risk of the investment portfolio, to provide a readily available source of liquidity to cover deposit runoff and loan growth, and to provide a portfolio of safe, secure assets of high quality that generate a supplemental source of income in concert with the overall asset/liability policies and strategies of the Bank.

The Bank holds securities of the U.S. Government and its agencies along with mortgage-backed securities, collateralized mortgage obligations, municipals, and Federal Home Loan Bank and Federal Reserve Bank stock. In order to properly manage market risk, credit risk and interest rate risk, the Bank has guidelines it must follow when purchasing investments for the portfolio and adherence to these policy guidelines are reported monthly to the board of directors.

A portion of the Bank's investment securities consist of mortgage-backed securities and collateralized mortgage obligations. The Bank limits the level of these securities that can be held in the portfolio to a specified percentage of total average assets.

Management's Discussion and Analysis (cont'd)

All mortgage-related securities must pass the FFIEC stress test. This stress test determines if price volatility under a 200 basis point interest rate shock for each security exceeds a benchmark 30 year mortgage-backed security. If the security fails the test, it is considered high risk and the Bank will not purchase it. All mortgage-related securities purchased and included in the investment portfolio will be subject to the FFIEC test as of December 31 each year to determine if they have become high risk holdings. If a mortgage-related security becomes high risk, it will be evaluated by the Bank's Investment Committee to determine if the security should be liquidated. At December 31, 2010, the Bank held three high risk mortgage-related securities. At December 31, 2009, the Bank did not hold any high risk mortgage-related securities.

The Bank's investment portfolio also consists of bank-qualified municipal securities. Municipal securities purchased are limited to the first four (4) investment grades of the rating agencies. The grade is reviewed each December 31 to verify that the grade has not deteriorated below the first four (4) investment grades. The Bank may purchase non-rated general obligation municipals, but the credit strength of the municipality must be evaluated by the Bank's Credit Department. At December 31, 2010, the Corporation held four municipal debt securities that have no underlying rating. Credit reviews of the municipalities have been conducted. As a result, it was determined that these four non-rated debt securities would be rated a "pass" asset and thus classified as an investment grade security. Generally, municipal securities from each issuer will be limited to $2 million, never to exceed 10% of the Bank's tier 1 capital and will not have a stated final maturity date of greater than fifteen (15) years.

The fully taxable equivalent ("FTE") average yield on the Bank's investment portfolio is as follows for the years ended December 31,

	2010	2009	2008
U.S. Treasuries	0.19%	1.09%	3.59%
U.S. Government agencies	1.47%	3.42%	4.32%
Collateralized mortgage obligations	2.63%	3.28%	3.46%
Municipals	5.66%	5.60%	5.52%
Other securities	0.31%	0.39%	2.78%

With the exception of securities of the U.S. Government and its agencies, the Corporation had no other securities with a book or market value greater than 10% of shareholders' equity as of December 31, 2010, 2009, and 2008.

Management's Discussion and Analysis (cont'd)

The following is a summary of available-for-sale and held-to-maturity securities as of December 31, (dollars in thousands):

2010	Amortized Cost	Gross Unrealized Gain	Gross Unrealized (Loss)	Estimated Fair Value
Available-for-sale				
U.S. Treasury securities	$ 8,700	$ -	$ -	$ 8,700
U.S. Government agencies	66,444	535	(2)	66,977
Total available-for-sale	$ 75,144	$ 535	$ (2)	$ 75,677
Held-to-maturity				
Municipal securities	55,429	2,121	(115)	57,435
Collateralized mortgage obligations, residential	57,569	714	(139)	58,144
Mortgage backed securities, residential	1,528	45	-	1,573
Other securities	150	-	-	150
Total Held-to-maturity	$ 114,676	$ 2,880	$ (254)	$ 117,302
2009				
Available-for-sale				
U.S. Treasury securities	$ 506	$ -	$ -	$ 506
U.S. Government agencies	66,795	97	(102)	66,790
Total available-for-sale	$ 67,301	$ 97	$ (102)	$ 67,296
Held-to-maturity				
Municipal securities	$ 54,913	$ 1,805	$ (47)	$ 56,671
Collateralized mortgage obligations, residential	30,124	29	(232)	29,921
Mortgage backed securities, residential	9,735	111	-	9,846
Other securities	150	-	-	150
Total Held-to-maturity	$ 94,922	$ 1,945	$ (279)	$ 96,588
2008				
Available-for-sale				
U.S. Treasury securities	$ 494	$ 5	$ -	$ 499
U.S. Government agencies	55,109	1,369	-	56,478
Total available-for-sale	$ 55,603	$ 1,374	$ -	$ 56,977
Held-to-maturity				
Municipal securities	$ 56,874	$ 213	$ (800)	$ 56,287
Collateralized mortgage obligations, residential	8,825	12	-	8,837
Mortgage backed securities, residential	17,693	45	(66)	17,672
Other securities	175	-	-	175
Total Held-to-maturity	$ 83,567	$ 270	$ (866)	$ 82,971

There was one sale of a held-to-maturity municipal security with a net carrying amount of $483 thousand that was sold for a loss of $5 thousand during 2010. Since the security had a non-rated issuer, a credit review of the municipality was conducted. As a result of this review, it was determined that the investment was no longer considered a pass asset and thus below investment grade. Per investment policy, the Corporation is prohibited from holding any securities below investment grade. There were no sales of securities during 2009 or 2008.

Management's Discussion and Analysis (cont'd)

In determining other-than-temporary impairment (OTTI) for debt securities, management considers many factors, including: (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, (3) whether the market decline was affected by macroeconomic conditions, and (4) whether the Corporation has the intent to sell the debt security or more likely than not will be required to sell the debt security before its anticipated recovery. The assessment of whether an other-than-temporary decline exists involves a high degree of subjectivity and judgment and is based on the information available to management at a point in time.

When OTTI occurs, the amount of the OTTI recognized in earnings depends on whether an entity intends to sell the security or it is more likely than not it will be required to sell the security before recovery of its amortized cost basis, less any current-period credit loss. If an entity intends to sell or it is more likely than not it will be required to sell the security before recovery of its amortized cost basis, less any current-period credit loss, the OTTI shall be recognized in earnings equal to the entire difference between the investment's amortized cost basis and its fair value at the balance sheet date. If an entity does not intend to sell the security and it is not more likely than not that the entity will be required to sell the security before recovery of its amortized cost basis less any current-period loss, the OTTI shall be separated into the amount representing the credit loss and the amount related to all other factors. The amount of the total OTTI related to the credit loss is determined based on the present value of cash flows expected to be collected and is recognized in earnings. The amount of the total OTTI related to other factors is recognized in other comprehensive income, net of applicable taxes. The previous amortized cost basis less the OTTI recognized in earnings becomes the new amortized cost basis of the investment.

As of December 31, 2010, the Corporation held 24 investments of which the amortized cost was greater than fair value. The Corporation has no securities in which OTTI has been recorded. Management does not believe any individual unrealized loss as of December 31, 2010, represents an other than temporary impairment. The Corporation does not intend to sell these securities and it is not more likely than not that the Corporation will be required to sell these securities prior to their anticipated recovery to amortized cost.

The unrealized losses for investments classified as available-for-sale are attributable to changes in interest rates and individually are 0.02% or less of the respective amortized costs. The largest unrealized loss relates to one security issued by the Federal Home Loan Bank. Given this investment is backed by the U.S. Government and its agencies, there is minimal credit risk at this time.

The unrealized losses for investments classified as held-to-maturity are attributable to changes in interest rates and/or economic environment and individually were 2.75% or less of their respective amortized costs. The unrealized losses relate primarily to residential collateralized mortgage obligations and securities issued by various municipalities. The residential collateralized mortgage obligations were purchased in June and October 2010. There has been an increase in long-term interest rates from the time of the investment purchase and December 31, 2010, which affects the fair value of residential collateralized mortgage obligations. All residential collateralized mortgage obligations are backed by the U.S. Government and its agencies and represent minimal credit risk at this time. The unrealized losses on securities issued by various municipalities were mainly purchased during the second

Management's Discussion and Analysis (cont'd)

quarter of 2010. The largest unrealized loss relates to one municipal that was purchased April 2010. The credit rating of the individual municipalities is assessed monthly. As of December 31, 2010, all but four of the municipal debt securities were rated BBB or better (as a result of insurance of the underlying rating on the bond). The four municipal debt securities have no underlying rating. Credit reviews of the municipalities have been conducted. As a result, we have determined that all of our non-rated debt securities would be rated a "pass" asset and thus classified as an investment grade security. All interest payments are current for all municipal securities and management expects all to be collected in accordance with contractual terms.

The following table shows the carrying value and weighted-average yield of investment securities at December 31, 2010, by contractual maturity. Expected maturities will differ from contractual maturities because the issuers of the securities may have the right to call and/or prepay obligations prior to maturity. Collateralized mortgage obligations and mortgage backed securities are allocated based on the average life at December 31, 2010, (dollars in thousands).

	Available-for-Sale Securities				
	Within 1 Year	1 to 5 Years	5 to 15 Years	Total	Weighted-Average Yield
U.S. Treasury securities	$ 8,700	$ -	$ -	$ 8,700	0.13%
U.S. Government agencies	18,101	48,876	-	66,977	1.13%
Fair value	$ 26,801	$ 48,876	$ -	$ 75,677	
Weighted-average yield	0.79%	1.14%		1.02%	

	Held-to-Maturity Securities				
	Within 1 Year	1 to 5 Years	5 to 15 Years	Total	Weighted-Average Yield
Municipals - FTE	$ 4,632	$ 27,813	$ 22,984	$ 55,429	5.71%
Collateralized mortgage obligations, residential	15,116	29,808	12,645	57,569	3.99%
Mortgage backed securities, residential	475	1,053	-	1,528	3.98%
Other securities	50	100	-	150	3.70%
Amortized cost	$ 20,273	$ 58,774	$ 35,629	$ 114,676	
Weighted-average yield - FTE	4.26%	4.88%	5.04%	4.82%	

Investment securities with a carrying value of approximately $103 million and $83 million at December 31, 2010, and 2009, respectively, were pledged as collateral for Wealth Management accounts and securities sold under agreements to repurchase.

Management's Discussion and Analysis (cont'd)

As part of managing liquidity, the Corporation monitors its loan to deposit ratio on a daily basis. At December 31, 2010, the ratio was 72.7 percent and as of December 31, 2009, the ratio was 82.1 percent, which is within the Corporation's acceptable range.

The following table shows the composition of the Bank's loan portfolio, including unamortized deferred costs net of fees, as of December 31, (dollars in thousands):

	2010		2009		2008		2007		2006	
	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total
TYPES OF LOANS										
Commercial & industrial	$ 287,543	31.9%	$ 294,884	34.1%	$ 307,409	34.0%	$ 279,109	33.6%	$ 253,745	33.9%
Commercial real estate	289,013	32.1%	232,840	27.0%	217,445	24.0%	175,027	21.1%	164,256	22.1%
Construction	44,615	4.9%	75,615	8.8%	83,822	9.3%	82,581	9.9%	57,083	7.7%
Residential	258,963	28.8%	241,592	28.0%	260,354	28.8%	243,015	29.3%	217,170	29.2%
Consumer	15,769	1.8%	14,968	1.7%	31,833	3.5%	47,550	5.7%	49,575	6.7%
Credit cards	4,429	0.5%	3,939	0.4%	3,344	0.4%	3,046	0.4%	2,709	0.4%
Total - Gross	$ 900,332	100.0%	$ 863,838	100.0%	$ 904,207	100.0%	$ 830,328	100.0%	$ 744,538	100.0%
Allowance	(15,134)		(13,716)		(12,847)		(9,453)		(8,513)	
Total - Net	$ 885,198		$ 850,122		$ 891,360		$ 820,875		$ 736,025	

Management's Discussion and Analysis (cont'd)

The following table shows the composition of the commercial and industrial loan category, including unamortized deferred costs net of fees, by industry type as of December 31, (dollars in thousands):

Type	2010 Amount	2010 %	2009 Amount	2009 %	2008 Amount	2008 %	2007 Amount	2007 %	2006 Amount	2006 %
Agriculture, Forestry & Fishing	$ 565	0.2%	$ 358	0.1%	$ 369	0.1%	$ 307	0.1%	$ 355	0.1%
Mining	5,259	1.8%	5,169	1.8%	6,947	2.3%	5,136	1.8%	5,123	2.0%
Utilities	-	0.0%	25	0.0%	31	0.0%	28	0.0%	-	0.0%
Construction	10,338	3.6%	7,594	2.6%	14,417	4.7%	10,885	3.9%	9,367	3.7%
Manufacturing	33,750	11.7%	41,799	14.2%	38,979	12.7%	43,067	15.4%	46,982	18.5%
Wholesale Trade	38,352	13.3%	38,603	13.1%	37,627	12.2%	40,889	14.6%	30,421	12.0%
Retail Trade	10,664	3.7%	6,892	2.3%	6,025	2.0%	7,257	2.6%	7,090	2.8%
Transportation	16,302	5.7%	17,482	5.9%	18,045	5.9%	16,635	6.0%	9,617	3.8%
Information	797	0.3%	733	0.3%	123	0.0%	140	0.0%	606	0.2%
Finance & Insurance	6,099	2.1%	10,957	3.7%	10,667	3.5%	6,866	2.5%	5,050	2.0%
Real Estate and Rental & Leasing	47,173	16.4%	53,477	18.1%	58,624	18.9%	44,657	16.0%	52,833	20.8%
Professional, Scientific & Technical Services	31,837	11.1%	31,544	10.7%	39,809	13.0%	37,345	13.4%	30,146	11.9%
Management of Companies & Enterprises	388	0.1%	1,792	0.6%	2,521	0.8%	2,652	1.0%	3,928	1.6%
Administrative and Support, Waste Management & Remediation Services	5,028	1.8%	1,848	0.6%	2,367	0.8%	2,428	0.9%	2,453	1.0%
Educational Services	3,867	1.3%	3,355	1.1%	4,919	1.6%	4,270	1.5%	5,160	2.0%
Health Care & Social Assistance	21,268	7.4%	30,030	10.2%	32,063	10.4%	26,264	9.4%	25,160	9.9%
Arts, Entertainment & Recreation	2,145	0.8%	2,705	0.9%	3,013	1.0%	2,093	0.8%	1,678	0.7%
Accommodation & Food Services	3,556	1.2%	3,112	1.1%	3,627	1.2%	3,908	1.4%	6,777	2.7%
Other Services	40,158	14.0%	37,409	12.7%	27,236	8.9%	24,282	8.7%	10,999	4.3%
Public Administration	9,997	3.5%	-	0.0%	-	0.0%	-	0.0%	-	0.0%
	$ 287,543	100.0%	$294,884	100.0%	$ 307,409	100.0%	$ 279,109	100.0%	$ 253,745	100.0%

The following table shows the composition of the Bank's deposit portfolio as of December 31, (dollars in thousands):

	2010 Amount	2010 % of Total	2009 Amount	2009 % of Total	2008 Amount	2008 % of Total
TYPES OF DEPOSITS						
Demand	$ 221,129	21.2%	$ 192,705	22.9%	$ 178,656	23.7%
MMDA/Savings	821,345	78.8%	650,353	77.1%	573,679	76.3%
Total Demand Deposits	1,042,474	100.0%	843,058	100.0%	752,335	100.0%
CDs < $100,000	72,665	37.0%	62,769	30.0%	63,590	29.8%
CDs > $100,000	101,564	51.7%	124,085	59.4%	131,426	61.5%
Individual Retirement Accounts	22,137	11.3%	22,153	10.6%	18,615	8.7%
Total Certificates of Deposit	196,366	100.0%	209,007	100.0%	213,631	100.0%
Total Deposits	$ 1,238,840		$ 1,052,065		$ 965,966	

Management's Discussion and Analysis (cont'd)

The following table (dollars in thousands) illustrates the projected maturities and the repricing mechanisms of the major asset/liabilities categories of the Corporation as of December 31, 2010, based on certain assumptions. Prepayment rate assumptions have been made for the residential loans secured by real estate portfolio. Maturity and repricing dates for investments have been projected by applying the assumptions set forth below to contractual maturity and repricing dates. A 12% run off assumption is used for Demand Deposits.

Of the $46.1 million Jumbo CDs maturing in 0-180 days, $33.4 million will mature in three months or less.

	0 – 180 days	181 – 365 days	1 – 2 years	2 – 3 years	3 -5 years	5 + years	Non-interest Earning	Total
Interest Earning Assets:								
Interest bearing due from banks	$ 252,266	-	-	-	-	-	-	$ 252,266
Reverse repurchase agreements	1,000							1,000
Federal funds sold	16,109							16,109
Investments	33,075	13,999	58,981	9,476	39,193	35,629	-	190,353
Loans held for sale	1,424	-	-	-	-	-	-	1,424
Loans								
Commercial & Industrial								
Fixed	18,815	10,244	10,904	4,999	6,044	12,829	745	64,580
Variable	211,641	8,598	40	25	-	-	2,822	223,126
Construction	41,795	36	43	347	999	168	1,251	44,639
Commercial Loans Secured by Real Estate								
Fixed	14,614	5,947	13,753	18,546	34,836	31,606	1,093	120,395
Variable	161,059	251	653	1,105	4,840	-	983	168,891
Residential Loans Secured by Real Estate								
Fixed	23,787	10,601	14,974	27,357	10,832	2,065	2,588	92,204
Variable	124,576	11,198	9,040	9,476	9,298	1,114	1,577	166,279
Other								
Fixed	519	304	371	130	79	-	-	1,403
Variable	18,663	-	-	-	-	-	106	18,769
Federal reserve and FHLB stock	2,103	-	-	-	-	962	-	3,065
Total Interest Earning Assets	$ 921,446	$ 61,178	$ 108,759	$ 71,461	$ 106,121	$ 84,373	$ 11,165	$ 1,364,503
Non-Interest Earning Assets							76,890	76,890
Total Assets	$ 921,446	$ 61,178	$ 108,759	$ 71,461	$ 106,121	$ 84,373	$ 88,055	$ 1,441,393
Interest Bearing Liabilities:								
Interest Bearing Demand	266,339	-	-	-	-	-	-	266,339
Savings Deposits	17,966	-	-	-	-	-	-	17,966
Money Market Accounts	537,040	-	-	-	-	-	-	537,040
Certificate of Deposits	29,541	36,826	10,009	4,245	3,303	3,602	-	87,526
Jumbo CDs	46,124	28,849	11,681	6,878	3,207	12,101	-	108,840
Repurchase agreements and other short-term secured borrowings	91,356	2,167	-	-	-	-	-	93,523
Short-term debt	126	2,562	-	-	-	-	-	2,688
Subordinated Debt	5,000	-	-	-	-	-	-	5,000
Company obligated mandatorily redeemable preferred capital securities of subsidiary trust holding solely the junior subordinated debentures of the parent company	-	-	-	-	-	13,918	-	13,918
Total Interest Bearing Liabilities	$ 1,005,677	$ 82,631	$ 44,040	$ 30,934	$ 39,635	$ 151,052	$ -	1,353,969
Demand Deposits	$ 12,185	$ 12,227	$ 22,350	$ 19,811	$ 33,125	$ 121,431	$ -	$ 221,129
Non-Interest Bearing Liabilities							8,067	8,067
Equity							79,357	79,357
Total Liabilities & Shareholders' Equity	$ 1,005,677	$ 82,631	$ 44,040	$ 30,934	$ 39,635	$ 151,052	$ 87,424	$ 1,441,393
Interest Sensitivity Gap per Period	$ (84,231)	$ (21,453)	$ 64,719	$ 40,527	$ 66,486	$ (66,679)	$ 631	
Cumulative Interest Sensitivity Gap	$ (84,231)	$ (105,684)	$ (40,965)	$ (438)	$ 66,048	$ (631)	$ -	
Interest Sensitivity Gap as a Percentage of Earning Assets	-6.22%	-1.59%	4.78%	2.99%	4.91%	-4.93%	0.05%	
Cumulative Sensitivity Gap as a percentage of Earning Assets	-6.22%	-7.81%	-3.03%	-0.03%	4.88%	-0.05%	0.00%	

Management's Discussion and Analysis (cont'd)

Contractual Obligations

The following table (dollars in thousands) presents, as of December 31, 2010, significant fixed and determinable contractual obligations to third parties by payment date. Further discussion of the nature of each obligation is included in the referenced notes to the Consolidated Financial Statements under Item 8 of this report.

	Note Reference	Less than One Year	One to Two Years	Three to Five Years	Over Five Years	Total
Deposits without a stated maturity[a]		$ 1,042,474	$ -	$ -	$ -	$ 1,042,474
Consumer certificates of deposits[a]	9	141,341	32,813	6,510	15,702	196,366
Short term debt[a]	10	2,688	-	-	-	2,688
Repurchase agreements and other secured short-term borrowings[a]	10	93,523	-	-	-	93,523
Long-term debt[a]	10, 11	-	-	-	18,918	18,918
Operating leases [b]	7	411	832	668	774	2,685

(a) Excludes Interest
(b) The Corporation's operating lease obligations represent rental payments for banking center offices.

Critical Accounting Policies

The Corporation's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States and follow general practices within the industries in which it operates. Application of these principles requires management to make estimates, assumptions, and judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions, and judgments are based on information available as of the date of the financial statements; accordingly, as this information changes, the financial statements could reflect different estimates, assumptions, and judgments. Certain policies inherently have a greater reliance on the use of estimates, assumptions, and judgments and as such have a greater possibility of producing results that could be materially different than originally reported. Estimates, assumptions, and judgments are necessary when assets and liabilities are required to be recorded at fair value, when a decline in the value of an asset not carried on the financial statements at fair value warrants an impairment write-down or valuation reserve to be established, or when an asset or liability needs to be recorded contingent upon a future event. Carrying assets and liabilities at fair value inherently results in more financial statement volatility. The fair values and the information used to record valuation adjustments for certain assets are based either on quoted market prices or are provided by other third-party sources, when available. When third-party information is not available, valuation adjustments are estimated in good faith by management primarily through the use of internal cash flow modeling techniques.

Based on the valuation techniques used and the sensitivity of financial statement amounts to the methods, assumptions, and estimates underlying those amounts, management has identified the valuation of the mortgage servicing asset, the valuation of investment securities, foreclosed assets, and the determination of the allowance for loan losses to be the accounting areas that require the most subjective or complex judgments, and as such could be most subject to revision as new information becomes available.

Management's Discussion and Analysis (cont'd)

Mortgage Servicing Assets

Mortgage servicing rights are recognized separately when they are acquired through sales of loans. Capitalized mortgage servicing rights are reported in other assets. When mortgage loans are sold, servicing rights are initially recorded at fair value with the income statement effect recorded in gains on sales of loans. Fair value is based on a valuation model that calculates the present value of estimated future net servicing income. The valuation model incorporates assumptions that market participants would use in estimating future net servicing income, such as the cost to service, the discount rate, the custodial earnings rate, an inflation rate, ancillary income, prepayment speeds and default rates and losses. The Corporation obtains fair value estimates from an independent third party and compares significant valuation model inputs to published industry data in order to validate the model assumptions and results.

Under the fair value measurement method, the Corporation measures servicing rights at fair value at each reporting date and reports changes in fair value of servicing assets in earnings in the period in which the changes occur, and are included in mortgage banking income on the income statement. The fair values of servicing rights are subject to significant fluctuations as a result of changes in estimated and actual prepayment speeds and default rates and losses.

Investment Securities Valuation

When the Corporation classifies debt securities as held-to-maturity, it has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost. Debt securities not classified as held-to-maturity are classified as available-for-sale. Available-for-sale securities are stated at fair value, with the unrealized gains and losses, net of tax, reported as a component of other comprehensive income. Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level-yield method without anticipating prepayments, except for mortgage backed securities where prepayments are anticipated. Gains and losses on sales are recorded on the trade date and determined using the specific identification method.

The Corporation obtains fair values from a third party on a monthly basis in order to adjust the available-for-sale securities to fair value. Equity securities that do not have readily determinable fair values are carried at cost. When other-than-temporary-impairment ("OTTI") occurs, the amount of the OTTI recognized in earnings depends on whether an entity intends to sell the security or it is more likely than not it will be required to sell the security before recovery of its amortized cost basis, less any current-period credit loss. If an entity intends to sell or it is more likely than not it will be required to sell the security before recovery of its amortized cost basis, less any current-period credit loss, the OTTI shall be recognized in earnings equal to the entire difference between the investment's amortized cost basis and its fair value at the balance sheet date. If an entity does not intend to sell the security and it is not more likely than not that the entity will be required to sell the security before recovery of its amortized cost basis less any current-period loss, the OTTI shall be separated into the amount representing the credit loss and the amount related to all other factors. The amount of the total OTTI related to the credit loss is determined based on the present value of cash flows expected to be collected and is recognized in earnings. The amount of the total OTTI related to other factors is recognized in other comprehensive income, net of applicable taxes. The previous amortized cost basis less the OTTI recognized in earnings becomes the new amortized cost basis of the investment. In determining whether a market value decline is other-than-temporary, management considers the reason for the decline, the extent of the decline and the duration of the decline. Management evaluates securities for OTTI at least on a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation.

Foreclosed Assets

Assets acquired through or instead of loan foreclosure are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. Any excess recorded investment over the fair value of the property received is charged to the allowance for loan losses. The fair value of foreclosed assets is subject to fluctuations in appraised values which are affected by the local and national economy. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through non-performing assets expense.

When the Corporation owns and operates these assets, it is exposed to risks inherent in the ownership of real estate. In addition to declines in the value of the property, there are expenditures associated with the ownership of real estate which are expensed after the Corporation acquires the property. These expenditures primarily include real estate taxes, insurance, and maintenance costs. These expenses may adversely affect the income since they may exceed the amount of rental income collected.

Allowance for Loan Losses

The allowance for loan losses is a valuation allowance for probable incurred credit losses. The allowance for loan losses is established through provisions for loan losses charged against income. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance for loan losses.

Management estimates the allowance balance required for each loan portfolio segment by using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged off.

Within the allowance, there are specific and general loss components. The specific loss component is assessed for non-homogeneous loans that management believes to be impaired. All loan classes are considered to be impaired when it is determined that the obligor will not pay all contractual principal and interest due or they become 90 days past due, unless the loan is both well secured and in the process of collection. For loans determined to be impaired, the loan's carrying value is compared to its fair value using one of the following fair value measurement

Management's Discussion and Analysis (cont'd)

techniques: present value of expected future cash flows, observable market price, or fair value of the associated collateral less costs to sell. An allowance is established when the fair value is lower than the carrying value of that loan. The general component covers non-impaired loans and is based on a three-year historical loss experience supplemented with other economic factors based on the risks present for each portfolio segment. These economic factors include consideration of the following: changes in lending policies and procedures; effects of changes in risk selection and underwriting standards; national and local economic trends and conditions; trends in nature, volume, and growth rate of loans; experience, ability, and depth of lending management and other relevant staff; levels of and trends in past due and classified loans; collateral valuations in the market for collateral dependent loans; effects of changes in credit concentrations; and competition, legal, and regulatory factors. These loans are segregated by loan class and/or risk grade with an estimated loss ratio applied against each loan class and/or risk grade.

Loans for which the terms have been modified resulting in concessions and for which the borrower is experiencing financial difficulties are considered troubled debt restructuring and are classified as impaired. Troubled debt restructurings are separately identified for impairment disclosures and are measured at the present value of estimated future cash flows using the loan's effective rate at inception. If a troubled debt restructuring is considered to be a collateral dependent loan, the loan is reported, net, at the fair value of the collateral. For troubled debt restructurings that subsequently default, the Corporation determines the amount of the reserve in accordance with the accounting policy for the allowance for loan losses.

The following portfolio segments have been identified: commercial, residential, and consumer. Commercial credits and personal lines of credit are subject to the assignment of individual risk grades in accordance with the Corporation's Loan Risk Rating Guidelines. These loans are individually graded as Pass, Special Mention, Substandard or Doubtful, with the "Pass" rating further subdivided into risk gradients. Residential loans (including home equity lines of credit) and consumer loans (excluding aforementioned personal lines of credit) are not generally individually graded; rather, these loans are treated as homogenous pools within each category. When included in these pools, these loans are assigned a "Pass" Risk Rating. These loans may be or may become individually graded based on a pledge of liquid collateral, delinquency status, identified changes in the borrower's repayment capacity, or as a result of legal action.

It is the policy of the Corporation to promptly charge off any loan, or portion thereof, which is deemed to be uncollectible. This includes, but is not limited to, any loan rated "Loss" by the regulatory authorities. All impaired loan classes are considered on a case-by-case basis.

An assessment of the adequacy of the allowance is performed on a quarterly basis. Management believes the allowance for loan losses is maintained at a level that is adequate to absorb probable losses inherent in the loan portfolio.

Management's Discussion and Analysis (cont'd)

The following table shows the dollar amount of the allowance for loan losses using management's estimate by loan category as of December 31, (dollars in thousands):

	2010	2009	2008	2007	2006
Commercial & industrial	$ 3,870	$ 4,155	$ 5,113	$ 3,422	$ 3,870
Commercial real estate	5,257	3,836	2,378	1,724	1,529
Construction	2,588	2,443	1,650	1,381	448
Residential	2,400	3,003	3,332	2,445	2,165
Consumer	110	90	313	407	428
Credit cards	90	189	61	74	73
Unallocated reserve	819	-	-	-	-
Total	$ 15,134	$ 13,716	$ 12,847	$ 9,453	$ 8,513

Management considers the present allowance to be appropriate and adequate to cover losses inherent in the loan portfolio based on the current economic environment. However, future economic changes cannot be predicted. Deterioration in economic conditions could result in an increase in the risk characteristics of the loan portfolio and an increase in the provision for loan losses.

There was an overall increase in the allowance for loan losses at December 31, 2010, compared to December 31, 2009. The increase is due to an overall increase in the general component of the allowance for loan losses that covers non-impaired loans. The general component is based on a three-year historical loss experience. The 2010 loss experience replaced the 2007 loss experience. During 2010, there were net chargeoffs of $2.9 million compared to net recoveries of $36 thousand during 2007. There was also an increase in the unallocated reserve at December 31, 2010, compared to December 31, 2009. Management feels that the risk profile of the loan portfolio had not improved significantly and thought it was prudent to keep the unallocated reserve available for future losses.

Loans are placed on non-accrual status when significant doubt exists as to the collectability of principal and interest. Interest continues to legally accrue on these nonaccrual loans, but no income is recognized for financial statement purposes. Both principal and interest payments received on non-accrual loans are applied to the outstanding principal balance until the remaining balance is considered collectible, at which time interest income may be recognized when received.

Management's Discussion and Analysis (cont'd)

The following table presents a summary of non-accrual loans as of December 31, (dollars in thousands):

	2010		2009		2008		2007		2006	
	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total
Commercial & industrial	$ 3,567	31.9%	$ 3,422	22.7%	$ 3,429	39.1%	$ 316	5.5%	$ 4,754	66.5%
Commercial real estate	2,076	18.6%	8,040	53.2%	3,085	35.2%	2,025	35.2%	1,220	17.1%
Construction	1,251	11.2%	2,305	15.3%	-	0.0%	1,466	25.4%	-	0.0%
Residential	4,165	37.3%	1,332	8.8%	2,243	25.5%	1,851	32.1%	1,039	14.5%
Consumer	106	1.0%	-	0.0%	17	0.2%	104	1.8%	139	1.9%
Total	$ 11,165	100.0%	$ 15,099	100.0%	$ 8,774	100.0%	$ 5,762	100.0%	$ 7,152	100.0%
Loans 90 Days Past Due - Still Accruing	$ 5		$ 7		$ 4		$ 27		$ 33	
Restructured due to troubled conditions of the borrower	$ 61		$ -		$ -		$ -		$ -	

Management's Discussion and Analysis (cont'd)

The following table presents a summary of non-performing loans as of December 31, (dollars in thousands):

	2010	2009	2008	2007	2006
Loan Type					
Commercial and industrial					
# of loans	26	11	25	4	9
Interest income recognized	$ 82	$ 37	$ 140	$ 34	$ 188
Additional interest income if loan had been accruing	$ 201	$ 180	$ 148	$ 62	$ 138
Commercial real estate					
# of loans	6	8	5	3	1
Interest income recognized	$ 22	$ 354	$ 110	$ 51	$ 18
Additional interest income if loan had been accruing	$ 147	$ 146	$ 122	$ 127	$ 10
Construction					
# of loans	1	3	-	1	-
Interest income recognized	$ -	$ 178	$ -	$ 105	$ -
Additional interest income if loan had been accruing	$ 151	$ 13	$ -	$ 10	$ -
Residential					
# of loans	27	27	17	15	23
Interest income recognized	$ 78	$ 48	$ 73	$ 47	$ 12
Additional interest income if loan had been accruing	$ 170	$ 65	$ 72	$ 72	$ 80
Consumer					
# of loans	1	2	5	4	2
Interest income recognized	$ 46	$ -	$ 1	$ 1	$ -
Additional interest income if loan had been accruing	$ 1	$ -	$ 1	$ 20	$ 21
Credit cards					
# of loans	1	2	3	6	-
Interest income recognized	$ -	$ -	$ -	$ 3	$ -
Additional interest income if loan had been accruing	$ -	$ -	$ -	$ 1	$ -
Restructured loans	$ 61	$ -	$ -	$ -	$ -

Capital Resources

The Corporation has a $2 million revolving line of credit and a $3 million one-year term loan with U.S. Bank. See "Liquidity and Interest Rate Sensitivity" section on page 22 for further discussion.

On June 29, 2007, the Bank entered into a Subordinated Debenture Purchase Agreement with U.S. Bank in the amount of $5.0 million, which will mature on June 28, 2017. Under the terms of the Subordinated Debenture Purchase Agreement, the Bank pays 3-month London Interbank Offered Rate (LIBOR) plus 1.20% which equated to 1.51% at December 31, 2010. Interest payments are due quarterly

In September 2000, the Trust, which is wholly owned by the Corporation, issued $13.5 million of company obligated mandatorily redeemable capital securities. The proceeds from the issuance of the capital securities and the proceeds from the issuance of the common securities of $418 thousand were used by the Trust to purchase from the Corporation $13.9 million Fixed Rate Junior Subordinated Debentures. The capital securities mature September 7, 2030, or upon earlier redemption as provided by the Indenture. The Corporation has the right to redeem the capital securities, in whole or in part, but in all cases in a principal amount with integral multiples of $1 thousand on any March 7 or September 7 on or after September 7, 2010, at a premium of 105.3%, declining ratably to par on September 7, 2020. The capital securities and the debentures have a fixed interest rate of 10.60% and are guaranteed by the Bank. The net proceeds received by the Corporation from the sale of capital securities were used for general corporate purposes.

There were no FHLB advances outstanding as of December 31, 2010, and 2009.

The Bank may add indebtedness of this nature in the future if determined to be in the best interest of the Bank.

Repurchase agreements and other secured short-term borrowings consist of security repurchase agreements and a non deposit product secured with the Corporation's municipal portfolio. The majority of the non deposit product generally matures within a year. Security repurchase agreements generally mature within one to three days from the transaction date. At December 31, 2010, and 2009, the weighted average interest rate on these borrowings was 0.34% and 0.25%, respectively. During 2010, the maximum amount outstanding at any month-end during the year was $101 million. Due to the fact that security repurchase agreements are a sweep product used by the Corporation's corporate clients, there is not a large volatility in the average balances, because of the core deposit base. Balances in excess of this core deposit base are generally invested in overnight Federal Funds sold or at the Federal Reserve. Thus, liquidity is not materially affected.

Management's Discussion and Analysis (cont'd)

Capital for the Bank is above well-capitalized regulatory requirements at December 31, 2010. Pertinent capital ratios for the Bank as of December 31, 2010, are as follows:

	Actual	Well Capitalized	Adequately Capitalized
Tier 1 risk-based capital ratio	9.4%	6.0%	4.0%
Total risk-based capital ratio	11.2%	10.0%	8.0%
Leverage ratio	6.5%	5.0%	4.0%

Dividends from the Bank to the Corporation may not exceed the net undivided profits of the Bank (included in consolidated retained earnings) for the current calendar year and the two previous calendar years without prior approval from the Office of the Comptroller of the Currency. In addition, Federal banking laws limit the amount of loans the Bank may make to the Corporation, subject to certain collateral requirements. No loans were made from the Bank to the Corporation during 2010 or 2009. A dividend of $1.5 million and $1.4 million was declared and paid by the Bank to the Corporation during 2010 and 2009, respectively.

On November 20, 2008, the Board of Directors adopted a new three-year stock repurchase program for directors and employees. Under the new stock repurchase program, the Corporation may repurchase shares in individually negotiated transactions from time to time as such shares become available and spend up to $8 million to repurchase such shares over the three-year term. Subject to the $8 million limitation, the Corporation intends to purchase shares recently acquired by the selling shareholder pursuant to the exercise of stock options or the vesting of restricted stock, and limit its acquisition of shares which were not recently acquired by the selling shareholder pursuant to the exercise of stock options or the vesting of shares of restricted stock to no more than 10,000 shares per year. Under the new repurchase plan, the Corporation purchased 2,635 shares during 2010 and as of December 31, 2010, approximately $5.3 million is still available under the new repurchase plan. The stock repurchase program does not require the Corporation to acquire any specific number of shares and may be modified, suspended, extended or terminated by the Corporation at any time without prior notice. The repurchase program will terminate on December 31, 2011, unless earlier suspended or discontinued by the Corporation.

The amount and timing of shares repurchased under the repurchase program, as well as the specific price, will be determined by management after considering market conditions, company performance and other factors.

Management's Discussion and Analysis (cont'd)

Recent Accounting Pronouncements and Developments

Note 2 to the Consolidated Financial Statements under Item 8 discusses new accounting policies adopted by the Corporation during 2010 and the expected impact of accounting policies. Note 2 also discusses recently issued or proposed new accounting policies but not yet required to be adopted and the impact of the accounting policies if known. To the extent the adoption of new accounting standards materially affects financial conditions; results of operations, or liquidity, the impacts if known are discussed in the applicable section(s) of notes to consolidated financial statements.

Management's Discussion and Analysis (cont'd)

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the risk of loss due to adverse changes in market prices and rates. The Corporation's market risk arises primarily from interest rate risk inherent in its lending and deposit taking activities. Management actively monitors and manages its interest rate exposure and makes monthly reports to ALCO. ALCO is responsible for reviewing the interest rate sensitivity position and establishing policies to monitor and limit exposure to interest rate risk. The guidelines established by ALCO are reviewed by the ALCO/Investment Committee of the Corporation's Board of Directors.

The Corporation's profitability is affected by fluctuations in interest rates. A sudden and substantial increase in interest rates may adversely impact the Corporation's earnings to the extent that the interest rates earned by assets and paid on liabilities do not change at the same speed, to the same extent, or on the same basis. The Corporation monitors the impact of changes in interest rates on its net interest income. The Corporation attempts to maintain a relatively neutral gap between earning assets and liabilities at various time intervals to minimize the effects of interest rate risk.

One of the primary goals of asset/liability management is to maximize net interest income and the net value of future cash flows within authorized risk limits. Net interest income is affected by changes in the absolute level of interest rates. Net interest income is also subject to changes in the shape of the yield curve. In general, a flattening of the yield curve would result in a decline in earnings due to the compression of earning asset yields and funding rates, while a steepening would result in increased earnings as investment margins widen. Earnings are also affected by changes in spread relationships between certain rate indices, such as prime rate.

Interest rate risk is monitored through earnings simulation modeling. The earnings simulation model projects changes in net interest income caused by the effect of changes in interest rates. The model requires management to make assumptions about how the balance sheet is likely to behave through time in different interest rate environments. Loan and deposit balances remain static and maturities reprice at the current market rate. The investment portfolio maturities and prepayments are assumed to be reinvested in similar instruments. Mortgage loan prepayment assumptions are developed from industry median estimates of prepayment speeds. Non-maturity deposit pricing is modeled on historical patterns. The Corporation performs a 200 basis point upward and downward interest rate shock to determine whether there would be an adverse impact on its annual net income and that it is within the established policy limits. At December 31, 2010, 2009, and 2008, a downward interest rate shock scenario was not performed due to the low level of current interest rates. The earnings simulation model as of December 31, 2010, projects an approximate decrease of 13.8% in net income in a 200 basis point upward interest rate shock. As of December 31, 2010, the Corporation was well within the policy limits established by the ALCO policy. As of December 31, 2009, the earnings simulation model projected an approximate decrease of 34.5% in net income in a 200 basis point upward interest rate shock. The Corporation was in violation of its policy limits

Management's Discussion and Analysis (cont'd)

established by the ALCO policy. Management performs additional interest rate scenarios that have higher probabilities of occurrence. In higher rate scenarios the change in net income is well within established policy limits established by the ALCO policy. Further discussion on interest rate sensitivity can be found on page 22.

Report on Management's Assessment of Internal Control over Financial Reporting

Management of The National Bank of Indianapolis Corporation is responsible for the preparation, integrity, and fair presentation of the financial statements included in this annual report. The financial statements and notes have been prepared in conformity with United States generally accepted accounting principles and necessarily include some amounts that are based on management's best estimates and judgments.

As management of The National Bank of Indianapolis Corporation, we are responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) that is designed to produce reliable financial statements in conformity with United States generally accepted accounting principles. The system of internal control over financial reporting as it relates to the financial statements is evaluated for effectiveness by management and tested for reliability through a program of internal audits. Actions are taken to correct potential deficiencies as they are identified.

During the year-end audit of the Corporation by Crowe Horwath LLP ("Crowe"), the Corporation's independent registered public accounting firm, Crowe identified two transactions in which the Corporation received appraisals on OREO properties in July 2010, but did not write the subject real estate down to the appraised values until September 2010 and December 2010, respectively. The write downs of the properties should have been reflected in the quarter ending June 30, 2010; however, the net effect of this was not material to the Corporation's reported financial results for the quarter ending June 30, 2010, because of the resulting reversal of the additional bonus accrual taken during this quarter. The failure to recognize the write downs in the proper accounting period was identified by Crowe as a material weakness in the Corporation's internal controls. Prior to our auditors classifying this as a material weakness, the Corporation had already implemented a new control over the accounting for OREO, whereas the accounting department now reviews for timely reporting of write downs. Therefore, this material weakness was remediated as of the financial reporting period ending December 31, 2010, and Crowe Horwath LLP has issued an unqualified report on the Corporation's internal controls as of December 31, 2010. See the Attestation Report of the Independent Registered Public Accounting Firm on page 44.

Any system of internal control, no matter how well designed, has inherent limitations, including the possibility that a control can be circumvented or overridden and misstatements due to error or fraud may occur and not be detected. Also, because of changes in conditions, internal control effectiveness may vary over time. Accordingly, even an effective system of internal control will provide only reasonable assurance with respect to financial statement preparation.

Management assessed the system of internal control over financial reporting as of the financial reporting period ending December 31, 2010, in relation to criteria for adequate internal control over financial reporting as described in "Internal Control — Integrated Framework," issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concludes that, as of the financial reporting period ending December 31, 2010, its system of internal control over financial reporting is effective and meets the criteria of the "Internal Control — Integrated Framework." Crowe Horwath LLP, independent registered public accounting firm, has issued an attestation report on the effectiveness of internal control over financial reporting.

Morris L. Maurer	Debra L. Ross
President and	Senior Vice President and
Chief Executive Officer	Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
The National Bank of Indianapolis Corporation
Indianapolis, Indiana

We have audited the accompanying consolidated balance sheets of The National Bank of Indianapolis Corporation as of December 31, 2010 and 2009 and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2010. We also have audited The National Bank of Indianapolis Corporation's internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The National Bank of Indianapolis Corporation's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The National Bank of Indianapolis Corporation as of December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion The National Bank of Indianapolis Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control – Integrated Framework* issued by the COSO.

Crowe Horwath LLP

Crowe Horwath LLP

Indianapolis, Indiana
March 10, 2011

THE NATIONAL BANK OF INDIANAPOLIS CORPORATION
CONSOLIDATED BALANCE SHEETS
December 31, 2010 and 2009
(Dollar Amounts in thousands except share and per share data)

	2010	2009
Assets		
Cash and cash equivalents		
Cash and due from banks	$ 24,143	$ 44,114
Interest bearing due from banks	252,266	105,261
Reverse repurchase agreements	1,000	1,000
Federal funds sold	16,109	1,242
Total cash and cash equivalents	293,518	151,617
Investment securities		
Available-for-sale securities	75,677	67,296
Held-to-maturity securities (Fair value of $117,302 at December 31, 2010 and $96,588 at December 31, 2009)	114,676	94,922
Total investment securities	190,353	162,218
Loans held for sale	1,424	884
Loans	900,332	863,838
Less: Allowance for loan losses	(15,134)	(13,716)
Net loans	885,198	850,122
Bank owned life insurance	11,938	11,547
Other real estate owned	9,574	8,432
Premises and equipment	24,852	24,532
Deferred tax asset	8,540	7,133
Federal Reserve and FHLB stock at cost	3,065	3,150
Other assets and accrued interest	12,931	16,442
Total assets	$ 1,441,393	$ 1,236,077
Liabilities and shareholders' equity		
Deposits:		
Noninterest-bearing demand deposits	$ 221,129	$ 192,705
Money market and savings deposits	821,345	650,353
Time deposits over $100,000	108,840	131,938
Other time deposits	87,526	77,069
Total deposits	1,238,840	1,052,065
Repurchase agreements and other secured short term borrowings	93,523	81,314
Short term debt	2,688	4,138
Subordinated debt	5,000	5,000
Junior subordinated debentures owed to unconsolidated subsidiary trust	13,918	13,918
Other liabilities	8,067	6,611
Total liabilities	1,362,036	1,163,046
Shareholders' equity:		
Preferred stock, no par value - authorized 5,000,000 shares	$ -	$ -
Common stock, no par value - authorized 15,000,000 shares issued 2,866,641 shares at December 31, 2010 and 2,840,382 shares at December 31, 2009	35,269	34,440
Treasury stock, at cost; 548,891 shares at December 31, 2010 and 533,204 shares at December 31, 2009	(20,953)	(20,346)
Additional paid in capital	12,866	10,873
Retained earnings	51,853	48,067
Accumulated other comprehensive income (loss)	322	(3)
Total shareholders' equity	79,357	73,031
Total liabilities and shareholders' equity	$ 1,441,393	$ 1,236,077

See notes to consolidated financial statements.

THE NATIONAL BANK OF INDIANAPOLIS CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
December 31, 2010, 2009 and 2008
(Dollar Amounts in thousands except share and per share data)

	2010	2009	2008
Interest income:			
Interest and fees on loans	$ 42,471	$ 42,217	$ 48,988
Interest on investment securities taxable	2,172	3,011	3,979
Interest on investment securities nontaxable	2,070	2,068	2,047
Interest on federal funds sold	25	4	705
Interest on due from banks	392	231	510
Interest on reverse repurchase agreements	-	-	148
Total interest income	47,130	47,531	56,377
Interest expense:			
Interest on deposits	7,002	9,427	17,979
Interest on other short term borrowings	289	182	544
Interest on FHLB advances and overnight borrowings	-	-	193
Interest on short term debt	183	121	16
Interest on long term debt	1,555	1,583	1,717
Total interest expense	9,029	11,313	20,449
Net interest income	38,101	36,218	35,928
Provision for loan losses	4,279	11,905	7,400
Net interest income after provision for loan losses	33,822	24,313	28,528
Other operating income:			
Wealth management fees	5,377	4,917	5,048
Service charges and fees on deposit accounts	3,011	3,113	2,484
Rental income	272	321	575
Mortgage banking income	2,184	1,576	62
Interchange income	1,263	1,007	877
Net loss on sale of securities	(5)	-	-
Other	2,146	1,969	2,158
Total other operating income	14,248	12,903	11,204
Other operating expenses:			
Salaries, wages and employee benefits	24,859	21,332	19,172
Occupancy	2,556	2,441	2,081
Furniture and equipment	1,220	1,359	1,428
Professional services	2,148	1,873	1,971
Data processing	3,014	2,752	2,514
Business development	1,610	1,531	1,526
FDIC Insurance	2,101	2,142	918
Non performing assets	2,100	1,383	149
Other	3,914	3,541	4,947
Total other operating expenses	43,522	38,354	34,706
Income (loss) before tax	4,548	(1,138)	5,026
Federal and state income tax (benefit)	762	(1,250)	1,242
Net income	$ 3,786	$ 112	$ 3,784
Basic earnings per share	$ 1.64	$ 0.05	$ 1.64
Diluted earnings per share	$ 1.59	$ 0.05	$ 1.58

See notes to consolidated financial statements.

THE NATIONAL BANK OF INDIANAPOLIS CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
December 31, 2010, 2009 and 2008
(Dollar Amounts in thousands except share and per share data)

	Common Stock	Treasury Stock	Additional Paid In Capital	Retained Earnings	Accumulated Other Comprehensive Income	TOTAL
Balance at December 31, 2007	$ 32,105	$ (14,979)	$ 7,181	$ 44,171	$ 460	$ 68,938
Comprehensive income:						
Net income	-	-	-	3,784	-	3,784
Other comprehensive income						
Net unrealized gain on investments, net of tax of $236	-	-	-	-	376	376
Total comprehensive income						4,160
Income tax benefit from deferred stock compensation	-	-	321	-	-	321
Issuance of stock 36,873 shares of common stock under stock-based compensation plans	1,031	-	(98)	-	-	933
Repurchase of stock 69,027 shares of common stock	-	(3,502)	-	-	-	(3,502)
Stock based compensation earned	-	-	1,362	-	-	1,362
Balance at December 31, 2008	33,136	(18,481)	8,766	47,955	836	72,212
Comprehensive income:						
Net income	-	-	-	112	-	112
Other comprehensive income						
Net unrealized loss on investments, net of tax of $540	-	-	-	-	(839)	(839)
Total comprehensive income						(727)
Income tax benefit from deferred stock compensation	-	-	414	-	-	414
Issuance of stock 62,071 shares of common stock under stock-based compensation plans	1,304	-	(60)	-	-	1,244
Repurchase of stock 49,074 shares of common stock	-	(1,865)	-	-	-	(1,865)
Stock based compensation earned	-	-	1,753	-	-	1,753
Balance at December 31, 2009	34,440	(20,346)	10,873	48,067	(3)	73,031
Comprehensive income:						
Net income	-	-	-	3,786	-	3,786
Other comprehensive income						
Net unrealized gain on investments, net of tax of $213	-	-	-	-	325	325
Total comprehensive income						4,111
Income tax benefit from deferred stock compensation	-	-	68	-	-	68
Issuance of 26,259 shares of common stock under stock-based compensation plans	829	-	(101)	-	-	728
Repurchase of 15,686 shares of common stock	-	(607)	-	-	-	(607)
Stock based compensation earned	-	-	2,026	-	-	2,026
Balance at December 31, 2010	$ 35,269	$ (20,953)	$ 12,866	$ 51,853	$ 322	$ 79,357

See notes to consolidated financial statements.

THE NATIONAL BANK OF INDIANAPOLIS CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOW
December 31, 2010, 2009 and 2008
(Dollar Amounts in thousands except share and per share data)

	2010	2009	2008
Operating Activities			
Net Income	$ 3,786	$ 112	$ 3,784
Adjustments to reconcile net income to net cash provided (used) by operating activities:			
Provision for loan losses	4,279	11,905	7,400
Proceeds from sale of loans	98,415	70,930	40,594
Origination of loans held for sale	(88,801)	(69,691)	(38,524)
Depreciation and amortization	1,511	1,533	1,545
Fair value adjustment on mortgage servicing rights	527	334	715
Loss on sales of investment securities	5	-	-
Gain on sale of loans	(2,289)	(1,561)	(499)
Net loss on sales and writedowns of other real estate and repossessions	1,010	845	28
Net increase in deferred income taxes	(1,620)	(845)	(1,913)
Net increase in bank owned life insurance	(391)	(410)	(450)
Excess tax benefit from deferred stock compensation	(68)	(414)	(321)
Board stock compensation	120	100	100
Net accretion of discounts and amortization of premiums on investments	1,310	480	309
Compensation expense related to restricted stock and options	2,026	1,753	1,362
Changes in assets and liabilities:			
Accrued interest receivable	(17)	656	610
Other assets	3,001	(6,797)	686
Other liabilities	1,524	(764)	(3,352)
Net cash provided by operating activities	24,328	8,166	12,074
Investing Activities			
Proceeds from maturities of investment securities held to maturity	26,501	19,904	16,377
Proceeds from maturities of investment securities available for sale	51,977	51,000	23,003
Proceeds from sales of investment securities held to maturity	477	-	-
Purchases of investment securities held to maturity	(47,225)	(31,451)	(28,417)
Purchases of investment securities available for sale	(60,557)	(62,986)	(17,180)
Net (increase) decrease in loans	(52,502)	21,158	(82,845)
Proceeds from sales of other real estate and repossessions	3,130	1,755	306
Purchases of bank premises and equipment	(1,831)	(3,247)	(6,947)
Net cash used by investing activities	(80,030)	(3,867)	(95,703)
Financing Activities			
Net increase (decrease) in deposits	186,775	86,099	(38,796)
Net increase (decrease) in short term borrowings	12,209	30,168	(7,330)
Net change in FHLB borrowings	-	-	(3,000)
Net change in revolving line of credit	(1,450)	(62)	4,200
Income tax benefit from deferred stock compensation	68	414	321
Proceeds from issuance of stock	608	1,144	833
Repurchase of stock	(607)	(1,865)	(3,502)
Net cash provided (used) by financing activities	197,603	115,898	(47,274)
Increase (decrease) in cash and cash equivalents	141,901	120,197	(130,903)
Cash and cash equivalents at beginning of year	151,617	31,420	162,323
Cash and cash equivalents at end of year	$ 293,518	$ 151,617	$ 31,420
Supplemental cash flow information			
Interest paid	$ 9,689	$ 11,377	$ 21,050
Income taxes paid	194	1,612	3,755
Supplemental non cash disclosure			
Loan balances transferred to foreclosed real estate	$ 5,282	$ 7,614	$ 3,389
Loan balances transferred to loans held for sale	9,614	969	2,488

See notes to consolidated financial statements.

NOTE 1 – ORGANIZATION AND SIGNIFICANT ACCOUTING POLICIES

Nature of Operations and Principles of Consolidation: The National Bank of Indianapolis Corporation (the Corporation) was incorporated in the state of Indiana on January 29, 1993. The Corporation subsequently formed a de novo national bank, The National Bank of Indianapolis (the Bank), and a statutory trust, NBIN Statutory Trust I (the Trust). The Bank is a wholly owned subsidiary and commenced operations in December 1993. The Trust was formed in September 2000 as part of the issuance of trust preferred capital securities.

The Corporation and the Bank engage in a wide range of commercial, personal banking, and trust activities primarily in central Indiana. Its primary deposit products are checking, savings, and term certificate accounts, and its primary lending products are residential mortgage, commercial, and consumer loans. Substantially all loans are secured by specific items of collateral including business assets, consumer assets, and commercial and residential real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. There are no significant concentrations of loans to any one industry or customer. However, the customers' ability to repay their loans is dependent on the real estate and general economic conditions in the area.

The Corporation has a full-service Wealth Management division, which offers trust, estate, retirement and money management services. Income from wealth management services is recognized when earned.

The consolidated financial statements include the accounts of the Corporation and the Bank. In accordance with applicable consolidation guidance, the Corporation does not consolidate the Trust in its financial statements. See Note 11, "Junior Subordinated Debentures" in the notes to the consolidated financial statements of this report for further information. All intercompany accounts and transactions have been eliminated in consolidation.

Cash Flows: Cash and cash equivalents consist of cash, interest-bearing deposits, and instruments with maturities of one month or less when purchased. Interest-bearing deposits are available on demand. Net cash flows are reported for customer loan and deposit transactions, interest bearing deposits in other financial institutions, and federal funds purchased and repurchase agreements.

Investment Securities: Investments in debt securities are classified as held-to-maturity or available-for-sale. Management determines the appropriate classification of the securities at the time of purchase based on a policy approved by the Board of Directors.

When the Corporation classifies debt securities as held-to-maturity, it has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost.

Debt securities not classified as held-to-maturity are classified as available-for-sale. Available-for-sale securities are stated at fair value, with the unrealized gains and losses, net of tax, reported as a component of other comprehensive income.

Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level-yield method without anticipating prepayments, except for mortgage backed securities where prepayments are anticipated. Gains and losses on sales are recorded on the trade date and determined using the specific identification method.

The Corporation obtains fair values from a third party on a monthly basis in order to adjust the available-for-sale securities to fair value. Management evaluates securities for other-than-temporary-impairment ("OTTI") at least on a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation.

NOTE 1 – ORGANIZATION AND SIGNIFICANT ACCOUTING POLICIES (Continued)

Loans Held for Sale: The Corporation periodically sells residential mortgage loans it originates based on the overall loan demand of the Corporation and outstanding balances of the residential mortgage portfolio. Loans held for sale are carried at the lower of aggregate cost or fair value, as determined by outstanding commitments from investors. Net unrealized losses, if any, are recorded as a valuation allowance and charged to earnings. Mortgage loans held for sale are sold with servicing rights retained. The carrying value of mortgage loans sold is reduced by the amount allocated to the servicing right. Gains and losses on sale of mortgage loans are based on the difference between the selling price and the carrying value of the related loan sold, and are included in mortgage banking income. The determination of loans held for sale is based on the loan's compliance with Federal National Mortgage Association (FNMA) underwriting standards.

Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of deferred loan fees and costs. Interest income on commercial, mortgage, and consumer loans is accrued on the principal amount of such loans outstanding and is recognized when earned. Loan origination fees and certain direct origination costs are deferred and recognized in interest income using the level-yield method without anticipating prepayments. The recorded investment in loans includes accrued interest receivable.

All loan classes, except overdraft protection lines of credit and credit cards, are typically placed on non-accrual when they become 90 days past due, unless the loan is well secured and in the process of collection, or it is determined that the obligor will not pay all contractual principal and interest due. Unless there is a significant reason to the contrary, overdraft protection lines of credit and credit cards are charged off when deemed uncollectible, but generally no later than when they become 150 days past due. Any accrued interest is charged against interest income. Interest continues to legally accrue on these non-accrual loans, but no income is recognized for financial statement purposes. Both principal and interest payments received on non-accrual loans are applied to the outstanding principal balance, until the remaining balance is considered collectible, at which time interest income may be recognized when received.

Loan Commitments and Related Financial Instruments: Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses. The allowance for loan losses is established through provisions for loan losses charged against income. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance for loan losses.

Management estimates the allowance balance required for each loan portfolio segment by using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged off.

NOTE 1 – ORGANIZATION AND SIGNIFICANT ACCOUTING POLICIES (Continued)

Within the allowance, there are specific and general loss components. The specific loss component is assessed for non-homogeneous loans that management believes to be impaired. All loan classes are considered to be impaired when it is determined that the obligor will not pay all contractual principal and interest due or they become 90 days past due, unless the loan is both well secured and in the process of collection. For loans determined to be impaired, the loan's carrying value is compared to its fair value using one of the following fair value measurement techniques: present value of expected future cash flows, observable market price, or fair value of the associated collateral less costs to sell. An allowance is established when the fair value is lower than the carrying value of that loan. The general component covers non-impaired loans and is based on a three-year historical loss experience supplemented with other economic factors based on the risks present for each portfolio segment. These economic factors include consideration of the following: changes in lending policies and procedures; effects of changes in risk selection and underwriting standards; national and local economic trends and conditions; trends in nature, volume, and growth rate of loans; experience, ability, and depth of lending management and other relevant staff; levels of and trends in past due and classified loans; collateral valuations in the market for collateral dependent loans; effects of changes in credit concentrations; and competition, legal, and regulatory factors. These loans are segregated by loan class and/or risk grade with an estimated loss ratio applied against each loan class and/or risk grade.

Loans for which the terms have been modified resulting in concessions and for which the borrower is experiencing financial difficulties are considered troubled debt restructuring and are classified as impaired. Troubled debt restructurings are separately identified for impairment disclosures and are measured at the present value of estimated future cash flows using the loan's effective rate at inception. If a troubled debt restructuring is considered to be a collateral dependent loan, the loan is reported, net, at the fair value of the collateral. For troubled debt restructurings that subsequently default, the Corporation determines the amount of the reserve in accordance with the accounting policy for the allowance for loan losses.

The following portfolio segments have been identified: commercial, residential, and consumer. Commercial credits and personal lines of credit are subject to the assignment of individual risk grades in accordance with the Corporation's Loan Risk Rating Guidelines. These loans are individually graded as Pass, Special Mention, Substandard or Doubtful, with the "Pass" rating further subdivided into risk gradients. Residential loans (including home equity lines of credit) and consumer loans (excluding aforementioned personal lines of credit) are not generally individually graded; rather, these loans are treated as homogenous pools within each category. When included in these pools, these loans are assigned a "Pass" Risk Rating. These loans may be or may become individually graded based on a pledge of liquid collateral, delinquency status, identified changes in the borrower's repayment capacity, or as a result of legal action.

It is the policy of the Corporation to promptly charge off any loan, or portion thereof, which is deemed to be uncollectible. This includes, but is not limited to, any loan rated "Loss" by the regulatory authorities. All impaired loan classes are considered on a case-by-case basis.

An assessment of the adequacy of the allowance is performed on a quarterly basis. Management believes the allowance for loan losses is maintained at a level that is adequate to absorb probable losses inherent in the loan portfolio.

Bank-Owned Life Insurance: The Corporation owns bank-owned life insurance (BOLI) on certain officers. BOLI is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.

NOTE 1 – ORGANIZATION AND SIGNIFICANT ACCOUTING POLICIES (Continued)

Changes in the cash surrender values are included in other income. At December 31, 2010, 2009, and 2008, income recorded from BOLI totaled $391, $410, and $450, respectively.

Foreclosed Assets: Assets acquired through or instead of loan foreclosure are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through non performing assets expense. Operating costs after acquisition are expensed.

Premises and Equipment: Premises and equipment are stated at cost less accumulated depreciation computed by the straight-line method over their useful lives or, for leasehold improvements, the shorter of the remaining lease term or useful life of the asset. Maintenance and repairs are charged to operating expense when incurred, while improvements that extend the useful life of the assets are capitalized and depreciated over the estimated remaining life.

Long-Term Assets: Premises and equipment and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Income Taxes: The Corporation and the Bank file a consolidated federal income tax return. The provision for income taxes is based upon income in the financial statements, rather than amounts reported on the Corporation's income tax return.

Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in years in which those temporary differences are expected to be recovered or settled. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

The Corporation recognizes interest and/or penalties related to income tax matters in income tax expense.

Federal Home Loan Bank (FHLB) and Federal Reserve Bank (FRB) Stock: The Bank is a member of FHLB Indianapolis and the Bank is also a member of the Federal Reserve Bank. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB and FRB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

NOTE 1 – ORGANIZATION AND SIGNIFICANT ACCOUTING POLICIES (Continued)

Mortgage Servicing Rights: Mortgage servicing rights are recognized separately when they are acquired through sales of loans. Capitalized mortgage servicing rights are reported in other assets. When mortgage loans are sold, servicing rights are initially recorded at fair value with the income statement effect recorded in gains on sales of loans. Fair value is based on a valuation model that calculates the present value of estimated future net servicing income. The valuation model incorporates assumptions that market participants would use in estimating future net servicing income, such as the cost to service, the discount rate, the custodial earnings rate, an inflation rate, ancillary income, prepayment speeds and default rates and losses. The Corporation obtains fair value estimates from an independent third party and compares significant valuation model inputs to published industry data in order to validate the model assumptions and results.

Under the fair value measurement method, the Corporation measures servicing rights at fair value at each reporting date and reports changes in fair value of servicing assets in earnings in the period in which the changes occur, and are included in mortgage banking income on the income statement. The fair values of servicing rights are subject to significant fluctuations as a result of changes in estimated and actual prepayment speeds and default rates and losses.

Servicing fee income which is reported on the income statement as mortgage banking income is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal; or a fixed amount per loan and are recorded as income when earned. Servicing fees totaled $421, $349, and $278 for the years ended December 31, 2010, 2009, and 2008. Late fees and ancillary fees related to loan servicing are not material.

Fair Values of Financial Instruments: The fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment concerning several factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Transfer of Financial Assets: Transfers of financial assets are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Corporation, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Corporation does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Securities Purchased Under Resale Agreements and Securities Sold Under Repurchase Agreements: Securities purchased under resale agreements (also known as reverse repurchase agreements) and securities sold under repurchase agreements are generally treated as collateralized financing transactions and are recorded at the amount at which the securities were acquired or sold plus accrued interest. Securities, generally U.S. government and Federal agency securities, pledged as collateral under these financing arrangements cannot be sold by the secured party. The fair value of collateral either received from or provided to a third party is monitored and additional collateral is obtained or requested to be returned as deemed appropriate.

Comprehensive Income: Comprehensive income is defined as net income plus other comprehensive income, which, under existing accounting standards, includes unrealized gains and losses on available-for-sale debt, net of deferred taxes. Comprehensive income is reported by the Corporation in the consolidated statements of shareholders' equity.

NOTE 1 – ORGANIZATION AND SIGNIFICANT ACCOUTING POLICIES (Continued)

Earnings Per Share: Basic earnings per share is computed by dividing net income available to common shareholders by the weighted-average number of shares of common stock outstanding for the period. Diluted earnings per share is computed by dividing net income applicable to common shareholders by the sum of the weighted-average number of shares and the potentially dilutive shares that could be issued through stock award programs or convertible securities.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Based upon information presently available, management believes that the total amounts, if any, that will ultimately be paid arising from these claims and legal actions are reflected in the consolidated results of operations and financial position.

Stock-Based Compensation: Compensation cost is recognized for stock options and restricted stock awards issued to employees, based on the fair value of these awards at the date of grant. A Black-Scholes model is utilized to estimate the fair value of stock options, while the market price of the Corporation's common stock at the date of grant is used for restricted stock awards. Compensation cost is recognized over the required service period, generally defined as the vesting period. For awards with a cliff vest, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award.

New shares are issued upon share option exercise or restricted stock vesting from common stock.

The Corporation issues common stock as partial compensation for the board of directors service and the expense is recorded as part of other expense.

Retirement Plans: Employee 401(k) expense is the amount of matching contributions.

Reportable Segments: The Corporation has determined that it has one reportable segment, banking services. The Bank provides a full range of deposit, credit, and money management services to its target markets, which are small to medium size businesses, affluent executive and professional individuals, and not-for-profit organizations in the Indianapolis Metropolitan Statistical Area of Indiana.

Reclassifications: Some items in prior year financial statements were reclassified to conform to the current presentation. Reclassifications had no affect on prior years, net income, or shareholders' equity.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions based on available information that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The allowance for loan losses, loan servicing rights, deferred tax assets, and fair values of financial instruments are particularly subject to change.

NOTE 2 – NEW ACCOUNTING PRONOUNCEMENTS

In June 2009, the FASB issued guidance on accounting for transfers of financial assets. This guidance amends previous guidance relating to the transfers of financial assets and eliminates the concept of a qualifying special purpose entity. This guidance must be applied as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. This guidance must be applied to transfers occurring on or after the effective date. Additionally, on and after the effective date, the concept of a qualifying special-purpose entity is no longer relevant for accounting purposes. Therefore, formerly qualifying special-purpose entities should be evaluated for consolidation by reporting entities on and after the effective date in accordance with the applicable consolidation guidance. Additionally, the disclosure provisions of this guidance were also amended and apply to transfers that occurred both before and after the effective date of this Statement. The adoption of this standard did not have material effect on the Corporation's results of operations or financial position.

In July 2010, the FASB updated previous guidance on disclosures relating to credit quality of financing receivables and the allowance for credit losses. The updated guidance enhances and provides greater transparency to help financial statement users to assess an entity's credit risk exposure and its allowance for credit losses. The updated guidance requires an entity to disclosure credit quality indicators, past due information, and modifications of its financing receivables. The updated guidance was effective for fiscal years, and interim periods ending on or after December 15, 2010. The adoption of this standard did not have a material effect on the Corporation's results of operations or financial position and the expanded disclosures are included in Note 5.

NOTE 3 - RESTRICTIONS ON CASH AND DUE FROM BANK ACCOUNTS

The Corporation is required to maintain average reserve balances with the Federal Reserve Bank or as cash on hand or on deposit with a correspondent bank. The required amount of reserve to be maintained at the Federal Reserve Bank was approximately $2,984 at December 31, 2010, and $2,661 at December 31, 2009.

NOTE 4 - INVESTMENT SECURITIES

The following is a summary of available-for-sale and held-to-maturity securities:

2010	Amortized Cost	Gross Unrealized Gain	Gross Unrealized (Loss)	Estimated Fair Value
Available-for-sale				
U.S. Treasury securities	$ 8,700	$ -	$ -	$ 8,700
U.S. Government agencies	66,444	535	(2)	66,977
Total available-for-sale	$ 75,144	$ 535	$ (2)	$ 75,677

	Amortized Cost	Gross Unrecognized Gain	Gross Unrecognized (Loss)	Estimated Fair Value
Held-to-maturity				
Municipal securities	$ 55,429	$ 2,121	$ (115)	$ 57,435
Collateralized mortgage obligations, residential	57,569	714	(139)	58,144
Mortgage backed securities, residential	1,528	45	-	1,573
Other securities	150	-	-	150
Total Held-to-maturity	$ 114,676	$ 2,880	$ (254)	$ 117,302

2009	Amortized Cost	Gross Unrealized Gain	Gross Unrealized (Loss)	Estimated Fair Value
Available-for-sale				
U.S. Treasury securities	$ 506	$ -	$ -	$ 506
U.S. Government agencies	66,795	97	(102)	66,790
Total available-for-sale	$ 67,301	$ 97	$ (102)	$ 67,296

	Amortized Cost	Gross Unrecognized Gain	Gross Unrecognized (Loss)	Estimated Fair Value
Held-to-maturity				
Municipal securities	$ 54,913	$ 1,805	$ (47)	$ 56,671
Collateralized mortgage obligations, residential	30,124	29	(232)	29,921
Mortgage backed securities, residential	9,735	111	-	9,846
Other securities	150	-	-	150
Total Held-to-maturity	$ 94,922	$ 1,945	$ (279)	$ 96,588

NOTE 4 - INVESTMENT SECURITIES (Continued)

There was one sale of a held-to-maturity municipal security with a net carrying amount of $483 that was sold for a loss of $5 during 2010. Since the security had a non-rated issuer, a credit review of the municipality was conducted. As a result of the review, it was determined that the investment was no longer considered a pass asset and thus below investment grade. Per investment policy, the Corporation is prohibited from holding any securities below investment grade. There were no sales of securities during 2009 or 2008.

The fair value of debt securities and carrying amount, if different, by contractual maturity were as follows. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.

	Amortized Cost	Fair Value
Available-for-sale		
Due in one year or less	$ 16,756	$ 16,755
Due from one to five years	58,388	58,922
Total	$ 75,144	$ 75,677
Held-to-maturity		
Due in one year or less	$ 4,682	$ 4,688
Due from one to five years	5,330	5,662
Due from five to ten years	38,234	39,979
Due after ten years	7,333	7,256
CMO/Mortgage-backed, residential	59,097	59,717
Total	$ 114,676	$ 117,302

At year-end 2010 and 2009, there were no holdings of securities of any one issuer, other than the U.S. Government and its agencies, in an amount greater than 10% of shareholder equity.

Investment securities with a carrying value of approximately $103,000 and $83,000 were pledged as collateral for Wealth Management accounts and securities sold under agreements to repurchase at December 31, 2010, and December 31, 2009, respectively.

Securities with unrealized losses at year-end 2010 and 2009, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, are as follows:

NOTE 4 - INVESTMENT SECURITIES (Continued)

	Less Than 12 Months		12 Months or Longer		Total	
	Fair Value	Unrealized (Loss)	Fair Value	Unrealized (Loss)	Fair Value	Unrealized (Loss)
2010						
Available-for-sale						
U.S. Government agencies	$ 16,070	$ (2)	$ -	$ -	$ 16,070	$ (2)
Total available-for-sale	$ 16,070	$ (2)	$ -	$ -	$ 16,070	$ (2)
Held-to-maturity						
Collateralized mortgage obligations, residential	$ 12,744	$ (139)	$ -	$ -	$ 12,744	$ (139)
Municipal securities	8,358	(115)	-	-	8,358	(115)
Total Held-to-maturity	$ 21,102	$ (254)	$ -	$ -	$ 21,102	$ (254)
2009						
Available-for-sale						
U.S. Government agencies	$ 36,515	$ (102)	$ -	$ -	$ 36,515	$ (102)
Total available-for-sale	$ 36,515	$ (102)	$ -	$ -	$ 36,515	$ (102)
Held-to-maturity						
Collateralized mortgage obligations, residential	$ 24,851	$ (232)	$ -	$ -	$ 24,851	$ (232)
Municipal securities	1,796	(10)	1,424	(37)	3,220	(47)
Total Held-to-maturity	$ 26,647	$ (242)	$ 1,424	$ (37)	$ 28,071	$ (279)

In determining other-than-temporary impairment (OTTI) for debt securities, management considers many factors, including: (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, (3) whether the market decline was affected by macroeconomic conditions, and (4) whether the Company has the intent to sell the debt security or more likely than not will be required to sell the debt security before its anticipated recovery. The assessment of whether an other-than-temporary decline exists involves a high degree of subjectivity and judgment and is based on the information available to management at a point in time.

When OTTI occurs, the amount of the OTTI recognized in earnings depends on whether an entity intends to sell the security or it is more likely than not it will be required to sell the security before recovery of its amortized cost basis, less any current-period credit loss. If an entity intends to sell or it is more likely than not it will be required to sell the security before recovery of its amortized cost basis, less any current-period credit loss, the OTTI shall be recognized in earnings equal to the entire difference between the investment's amortized cost basis and its fair value at the balance sheet date. If an entity does not intend to sell the security and it is not more likely than not that the entity will be required to sell the security before recovery of its amortized cost basis less any current-period loss, the OTTI shall be separated into the amount representing the credit loss and the amount related to all other factors. The amount of the total OTTI related to the credit loss is determined based on the present value of cash flows expected to be collected and is recognized in earnings. The amount of the total OTTI related to other factors is recognized in other comprehensive income, net of applicable taxes. The previous amortized cost basis less the OTTI recognized in earnings becomes the new amortized cost basis of the investment.

NOTE 4 - INVESTMENT SECURITIES (Continued)

As of December 31, 2010, the Corporation held 24 investments of which the amortized cost was greater than fair value. The Corporation has no securities in which OTTI has been recorded.

The unrealized losses for investments classified as available-for sale are attributable to changes in interest rates and individually are 0.02% or less of the respective amortized costs. The largest unrealized loss relates to one security issued by the Federal Home Loan Bank. Given this investment is backed by the U.S. Government and its agencies, there is minimal credit risk at this time.

The unrealized losses for investments classified as held-to-maturity are attributable to changes in interest rates and/or economic environment and individually were 2.75% or less of their respective amortized costs. The unrealized losses relate primarily to residential collateralized mortgage obligations and securities issued by various municipalities. The residential collateralized mortgage obligations were purchased in June and October 2010. There has been an increase in long-term interest rates from the time of the investment purchase and December 31, 2010, which affects the fair value of residential collateralized mortgage obligations. All residential collateralized mortgage obligations are backed by the U.S. Government and its agencies and represent minimal credit risk at this time. The unrealized losses on securities issued by various municipalities were mainly purchased during the second quarter of 2010. The largest unrealized loss relates to one municipal that was purchased April 2010. The credit rating of the individual municipalities is assessed monthly. As of December 31, 2010, all but four of the municipal debt securities were rated BBB or better (as a result of insurance of the underlying rating on the bond). The four municipal debt securities have no underlying rating. Credit reviews of the municipalities have been conducted. As a result, we have determined that all of our non-rated debt securities would be rated a "pass" asset and thus classified as an investment grade security. All interest payments are current for all municipal securities and management expects all to be collected in accordance with contractual terms.

NOTE 5 - LOANS AND ALLOWANCE FOR LOAN LOSSES

Loans, including unamortized deferred costs net of fees, consist of the following at December 31:

	2010	2009
Residential loans secured by real estate	$ 258,483	$ 241,318
Commercial loans secured by real estate	289,286	232,840
Construction loans	44,639	75,615
Other commercial and industrial loans	287,706	295,009
Consumer loans	20,172	18,899
Total loans	900,286	863,681
Net deferred loan costs	46	157
Allowance for loan losses	(15,134)	(13,716)
Total loans, net	$ 885,198	$ 850,122

The Corporation periodically sells residential mortgage loans it originates based on the overall loan demand of the Corporation and outstanding balances of the residential mortgage portfolio.

As of December 31, 2010 and 2009, there was $85,851 and $83,067, of 1-4 family residential mortgage loans, respectively, pledged as collateral for FHLB advances.

NOTE 5 - LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

Activity in the allowance for loan losses was as follows:

	2010	2009	2008
Beginning balance	$ 13,716	$ 12,847	$ 9,453
Loan charge offs	(3,149)	(11,432)	(4,393)
Recoveries	288	396	387
Provision for loan losses	4,279	11,905	7,400
Ending balance	$ 15,134	$ 13,716	$ 12,847

The following table presents the balance in the allowance for loan losses and the recorded investment in loans by portfolio segment and based on impairment method at December 31, 2010:

	Commercial	Residential	Consumer	Unallocated	Total
Allowance for loan losses					
Ending allowance balance attributable to loans:					
Individually evaluated for impairment	$ 781	$ 801	$ 5	$	$ 1,587
Collectively evaluated for impairment	10,934	1,599	195	819	13,547
Total ending allowance balance	$ 11,715	$ 2,400	$ 200	$ 819	$ 15,134
Loans:					
Loans individually evaluated for impairment	$ 6,894	$ 4,165	$ 111	$ -	$ 11,170
Loans collectively evaluated for impairment	614,277	254,798	20,087	-	889,162
Total ending loans balance	$ 621,171	$ 258,963	$ 20,198	$ -	$ 900,332
Accrued interest receivable	$ 1,884	$ 1,188	$ 43	$ -	$ 3,115

The above disclosure is required to be presented using the recorded investment of loans, which includes accrued interest receivable. Although accrued interest receivable balances have been presented separately, all accrued interest receivable balances are related to the loans collectively evaluated for impairment as practically all loans individually evaluated for impairment are on nonaccrual.

Loans are considered to be impaired when it is determined that the obligor will not pay all contractual principal and interest when due. The following table presents loans individually evaluated for impairment by class of loans at December 31, 2010:

NOTE 5 – LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated
With no related allowance recorded:			
Commercial			
Commercial & industrial	$ 3,467	$ 2,524	$ -
Commercial real estate	2,150	2,076	-
Construction	1,490	1,251	-
Residential			
1-4 family	1,080	710	-
Home equity	729	630	-
Consumer			
Personal	106	106	-
Installment	-	-	-
Overdraft	-	-	-
Credit cards	-	-	-
With an allowance recorded:			
Commercial			
Commercial & industrial	1,043	1,043	781
Commercial real estate	-	-	-
Construction	-	-	-
Residential			
1-4 family	56	56	20
Home equity	2,769	2,769	781
Consumer			
Personal	-	-	-
Installment	-	-	-
Overdraft	-	-	-
Credit cards	5	5	5
Total	$ 12,895	$ 11,170	$ 1,587

The table below provides information on impaired loans at December 31:

	2010	2009	2008
Balance of impaired loans	$ 11,170	$ 15,106	$ 8,777
Related allowance on impaired loans	1,587	1,724	1,689
Impaired loans with related allowance	3,873	7,844	6,210
Impaired loans without an allowance	7,297	7,262	2,567
Average balance of impaired loans	13,957	11,961	7,708
Accrued interest recorded during impairment	-	-	1
Cash basis interest income recognized	-	-	-

NOTE 5 – LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

The following table presents the recorded investment in nonaccrual and loans past due over 90 days still on accrual by class of loans at December 31, 2010:

	Nonaccrual	Loans Past Due Over 90 Days Still Accruing
Commercial		
Commercial & industrial	$ 3,567	$ -
Commercial real estate	2,076	-
Construction	1,251	-
Residential		
1-4 family	766	-
Home equity	3,399	-
Consumer		
Personal	106	-
Installment	-	-
Overdraft	-	-
Credit cards	-	5
Total	$ 11,165	$ 5

At December 31, 2009, there were approximately $7 of loans greater than 90 days past due and still accruing interest. The total amount of nonaccrual loans as of December 31, 2009 was $15,099.

The following table presents the aging of the recorded investment in past due loans by class of loans at December 31, 2010:

	30 - 89 Days Past Due	Greater than 90 Days Past Due	Total Past Due
Commercial			
Commercial & industrial	$ 667	$ 1,501	$ 2,168
Commercial real estate	1,644	1,815	3,459
Construction	205	1,251	1,456
Residential			
1-4 family	1,785	289	2,074
Home equity	1,024	430	1,454
Consumer			
Personal	850	106	956
Installment	14	-	14
Overdraft	-	-	-
Credit cards	39	5	44
Total	$ 6,228	$ 5,397	$ 11,625

NOTE 5 – LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

Troubled Debt Restructurings:

The Corporation has allocated $0 of specific reserves to customers whose loan terms have been modified in troubled debt restructurings as of December 31, 2010 and 2009. The Corporation has not committed to lend additional amounts to customers with outstanding loans that are classified as troubled debt restructurings as of December 31, 2010 and 2009.

Credit Quality Indicators:

The Corporation categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Corporation analyzes certain loans individually by classifying the loans as to credit risk. This analysis includes non-homogeneous loans, such as commercial, commercial real estate, and loans for personal or consumer purpose as warranted. This analysis is performed on a monthly basis. The Corporation uses the following definitions for risk ratings:

> **Special Mention.**. Loans classified as special mention have a potential weakness that deserves management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the Corporation's credit position at some future date.
>
> **Substandard.** Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.
>
> **Doubtful.** Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

Loans not meeting the criteria above that are analyzed individually as part of the above described process are considered to be pass rated loans. As of December 31, 2010, and based on the most recent analysis performed, the risk rating of the loans by class of loans is as follows:

	Not Rated	Pass	Special Mention	Substandard	Doubtful
Commercial					
Commercial & industrial	$ -	$ 265,528	$ 7,893	$ 14,122	$ -
Commercial real estate	-	256,866	24,745	7,402	-
Construction	-	31,458	6,499	6,658	-
Total	$ -	$ 553,852	$ 39,137	$ 28,182	$ -

NOTE 5 – LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

The Corporation considers the performance of the loan portfolio and its impact on the allowance for loan losses. For residential and consumer loan classes, the Corporation also evaluates credit quality based on the aging status of the loan, which was previously presented, and by payment activity. The following table presents the recorded investment in residential and consumer loans based on payment activity at December 31, 2010:

	Consumer				Residential	
	Personal	Installment	Overdraft	Credit cards	1-4 family	Home equity
Performing	$ 14,158	$ 885	$ 620	$ 4,424	$ 109,360	$ 145,438
Nonperforming	106	-	-	5	766	3,399
Total	$ 14,264	$ 885	$ 620	$ 4,429	$ 110,126	$ 148,837

NOTE 6 - REAL ESTATE OWNED

Activity in real estate owned was as follows:

	2010	2009	2008
Balance at beginning of period	$ 8,432	$ 3,418	$ 363
Additions	5,282	7,614	3,389
Write downs	(1,142)	(905)	(80)
Sales	(2,998)	(1,695)	(254)
Balance at end of period	$ 9,574	$ 8,432	$ 3,418

Expenses related to real estate owned include:

	2010	2009	2008
Net gain on sales	$ (132)	$ (60)	$ (52)
Write downs	1,142	905	80
Operating expenses, net of rental income	466	417	125
	$ 1,476	$ 1,262	$ 153

Expenses related to real estate owned is included in non performing assets expenses. Rental income related to real estate owned is included in other income.

NOTE 7 – PREMISES AND EQUIPMENT

Premises and equipment consist of the following at December 31:

	2010	2009
Land and improvements	$ 8,893	$ 8,893
Building and improvements	15,196	14,507
Leasehold improvements	2,259	2,259
Furniture and equipment	14,764	13,624
	41,112	39,283
Less accumulated depreciation and amortization	(16,260)	(14,751)
Net premises and equipment	$ 24,852	$ 24,532

Certain Corporation facilities and equipment are leased under various operating leases. Rental expense under these leases was $407, $394, and $307 for 2010, 2009 and 2008, respectively.

Future minimum rental commitments under non-cancelable leases are:

2011	$ 411
2012	413
2013	419
2014	384
2015	284
Thereafter	774
	$ 2,685

NOTE 8 – MORTGAGES BANKING ACTIVITIES

The unpaid principal balances of mortgage loans serviced for others were $183,171 and $154,323 at December 31, 2010 and 2009, respectively.

Custodial escrow balances maintained in connection with serviced loans were $725 and $1,195 at December 31, 2010 and 2009, respectively.

The following table includes activity for mortgage servicing rights:

	2010	2009	2008
Balance at January 1	$ 1,459	$ 1,070	$ 1,348
Plus additions	692	723	437
Fair value adjustments	(527)	(334)	(715)
Net ending balance	$ 1,624	$ 1,459	$ 1,070

NOTE 8 – MORTGAGES BANKING ACTIVITIES (Continued)

Mortgage servicing rights are carried at fair value at December 31, 2010 and 2009. Fair value at December 31, 2010, was determined using discount rates ranging from 10.6% to 16.0%, prepayment speeds ranging from 6.39% to 23.08%, depending on the stratification of the specific right, and a weighted average default rate of 0.39%. Fair value at December 31, 2009, was determined using discount rates ranging from 11.0% to 17.0%, prepayment speeds ranging from 8.68% to 28.92%, depending on the stratification of the specific right, and a weighted average default rate of 0.41%.

NOTE 9 - DEPOSITS

Scheduled maturities of time deposits for the next five years are as follows:

2011	$ 141,341
2012	21,690
2013	11,123
2014	4,026
2015	2,484
Thereafter	15,702
	$ 196,366

NOTE 10 - OTHER BORROWINGS

Repurchase agreements and other secured short-term borrowings consist of security repurchase agreements and a non-deposit product secured with the Corporation's municipal portfolio. The majority of the non-deposit product generally matures within a year. Security repurchase agreements generally mature within one to three days from the transaction date. At maturity, the securities underlying the agreements are returned to the Corporation. Information concerning the non-deposit product and securities sold under agreements to repurchase is summarized as follows:

	2010	2009	2008
Average daily balance during the year	$ 84,048	$ 68,740	$ 57,114
Average interest rate during the year	0.34%	0.25%	0.88%
Maximum month-end balance during the year	$ 100,988	$ 85,248	$ 66,000
Weighted average interest rate at year-end	0.33%	0.27%	0.15%

On June 29, 2007, the Bank entered into a Subordinated Debenture Purchase Agreement with U.S. Bank in the amount of $5,000, which will mature on June 28, 2017. Under the terms of the Subordinated Debenture Purchase Agreement, the Bank pays 3-month London Interbank Offered Rate (LIBOR) plus 1.20% which equated to 1.51% at December 31, 2010. Interest payments are due quarterly.

On June 29, 2007, the Corporation entered into a $5,000 revolving loan agreement with U.S. Bank, which matured on June 27, 2009, and was renewed and matured on August 31, 2009. The revolving line of credit was used to provide additional liquidity support to the Corporation, if needed. On September 5, 2008, and December 11, 2008, the Corporation drew $1,300 and $2,900, respectively, on the revolving loan agreement with U.S. Bank.

NOTE 10 - OTHER BORROWINGS (Continued)

On August 31, 2009, U.S. Bank renewed the revolving line of credit which matured on August 31, 2010. As part of the renewal of the revolving line of credit, U.S. Bank reduced the maximum principal amount from $5,000 to $2,000. At that time, there was an outstanding balance of $4,200, of which $3,000 was moved to a separate one-year term facility with principal payments of $62 and interest payments due quarterly. The revolving line of credit and one-year term facility were renewed and will now mature on August 31, 2011. Under the terms of the one-year term facility, the Corporation pays prime plus 1.25% which equated to 4.50% at December 31, 2010, and had an outstanding balance of $2,688.

Under the terms of the revolving loan agreement, the Corporation paid prime minus 1.25% which equated to 2.00% through August 31, 2009, and interest payments were due quarterly. Beginning September 1, 2009, the Corporation pays prime plus 1.25% which equated to 4.50% at December 31, 2010. In addition, beginning October 1, 2009, U.S. Bank assessed a 0.25% fee on the unused portion of the revolving line of credit. On December 8, 2010, the Corporation paid off the revolving line of credit and can borrow up to $2,000.

All of the U.S. Bank agreements contain various financial and non-financial covenants. As of December 31, 2010, the Corporation was in compliance with all covenants.

NOTE 11 - JUNIOR SUBORDINATED DEBENTURES

In September 2000, the Corporation established the Trust, a Connecticut statutory business trust, which subsequently issued $13,500 of company obligated mandatorily redeemable capital securities and $418 of common securities. The proceeds from the issuance of both the capital and common securities were used by the Trust to purchase from the Corporation $13,918 fixed rate junior subordinated debentures. The capital securities and debentures mature September 7, 2030, or upon earlier redemption as provided by the Indenture. The Corporation has the right to redeem the capital securities, in whole or in part, but in all cases, in a principal amount with integral multiples of $1, on any March 7 or September 7 on or after September 7, 2010, at a premium of 105.3%, declining ratably to par on September 7, 2020. The capital securities and the debentures have a fixed interest rate of 10.60%, and are guaranteed by the Bank. The subordinated debentures are the sole assets of the Trust, and the Corporation owns all of the common securities of the Trust. The net proceeds received by the Corporation from the sale of capital securities were used for general corporate purposes. The indenture, dated September 7, 2000, requires compliance with certain non-financial covenants.

The Corporation does not have the power to direct activities of the trust, therefore, the trust is not consolidated in the Corporation's financial statements. The junior subordinated debt obligation issued to the Trust of $13,918 is reflected in the Corporation's consolidated balance sheets at December 31, 2010 and 2009. The junior subordinated debentures owed to the Trust and held by the Corporation qualify as Tier 1 capital for the Corporation under Federal Reserve Board guidelines.

Interest payments made on the junior subordinated debentures are reported as a component of interest expense on long-term debt.

NOTE 12 - EQUITY-BASED COMPENSATION

The Board of Directors and the shareholders of the Corporation adopted stock option plans for directors and key employees at the initial formation of the Bank in 1993. The Board of Directors authorized 130,000 shares in 1993, 90,000 shares in 1996, 150,000 shares in 1999, and an additional 120,000 during 2002 to be reserved for issuance under the Corporation's stock option plan. Options awarded under these plans all vested during December 2009. In May 2003, the director stock option plan was dissolved, and in June 2005, the key employee stock option plan was dissolved; however, all of the options in these plans remain exercisable for a period of ten years from the date of issuance, subject to the terms and conditions of the plans.

A summary of the activity in the 1993 Stock Option Plan for the year ended December 31, 2010 follows:

	Shares		Weighted Average Exercise Price	Weighted Average Remaining Contracutal Term		Aggregate Intrinsic Value
Outstanding at beginning of year	96,063	$	27.53			
Exercised	(15,200)		25.11			
Outstanding at end of year	80,863		27.98	1.6	$	1,092
Exercisable at end of year	80,863	$	27.98	1.6	$	1,092

Information related to the stock option plan during each year follows:

		2010		2009		2008
Intrinsic value of options exercised	$	208	$	1,069	$	806
Cash received from option exercises	$	382	$	1,145	$	667
Tax benefit realized from option exercises	$	70	$	413	$	302

As of December 31, 2010, there was no unrecognized compensation cost. The recognized compensation cost related to this plan during 2010, 2009, and 2008 was $0, $7, and $10, respectively.

<u>1993 Restricted Stock Plan</u>: The Board of Directors also approved a restricted stock plan in 1993. Shares reserved by the Corporation for the restricted stock plan include 50,000 shares in 1993, 20,000 shares in 1996, 40,000 in 1999, and an additional 55,000 shares in 2002. Starting January 1, 2006, compensation expense for the fair value of the restricted stock granted is earned over the vesting period and recorded to additional paid-in capital (APIC). When the restricted stock vests, then the fair value of the stock at the date of grant is recorded as an issuance of common stock and removed from APIC. In June 2005, the restricted stock plan was dissolved, and no additional restricted stock will be issued from this plan.

Information related to the restricted stock plan during each year follows:

		2010		2009		2008
Intrinsic value of shares vested	$	-	$	51	$	111
Tax benefit realized from shares vested	$	-	$	1	$	19

NOTE 12 - EQUITY-BASED COMPENSATION (Continued)

All restricted stock grants related to this plan vested during December 2009. As of December 31, 2010, there was no unrecognized compensation cost. The recognized compensation costs related to this plan during 2010, 2009, and 2008 were $0, $10, and $12, respectively.

2005 Equity Incentive Plan: During 2005, the Board of Directors and the shareholders of the Corporation adopted The National Bank of Indianapolis Corporation 2005 Equity Incentive Plan. The Board of Directors authorized 333,000 shares during 2005 and 400,000 shares during 2010, for a total of 733,000 authorized shares, to be reserved for common stock grants or restricted stock awards. All equity awards are issued with a five-year cliff vest.

A summary of option activity in the 2005 Equity Incentive Plan for the year ended December 31, 2010 follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at beginning of year	192,200	$ 43.71		
Forfeited	(8,400)	$ 40.91		
Outstanding at end of year	183,800	$ 43.84	5.5	$ 15
Exercisable at end of year	2,800	$ 43.38	5.4	$ 15

Information related to the stock option plan during each year follows:

	2010	2009	2008
Intrinsic value of options exercised	$ -	$ -	$ -
Cash received from options exercised	-	-	-
Tax benefit realized from option exercises	-	-	-
Weighted average fair value of options granted	$ -	$ 11.91	$ 18.56

As of December 31, 2010, there was $340 of total unrecognized compensation costs related to nonvested options granted under the 2005 Equity Incentive Plan, which is expected to be recognized over the weighted-average period of one year. The compensation cost that was recognized during 2010, 2009, and 2008 was $544, $684, and $674, respectively.

The fair value for the options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions: a dividend yield; volatility factor of the expected market price of the Corporation's common stock; an expected life of the options of ten years; and the risk-free interest rate.

NOTE 12 - EQUITY-BASED COMPENSATION (Continued)

The following is a summary of the weighted-average assumptions used in the Black-Scholes pricing model:

Year	Dividend Yield	Volatility Factor	Risk-Free Rate
2010	-	-	-
2009	-	13.42%	3.41%
2008	-	7.65%	4.37%

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. Expected stock price volatility is based on historical volatilities of the Corporations' common stock. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of the grant.

Restricted Stock Issued: The table presented below is a summary of the Corporation's nonvested restricted stock awards under the 2005 plan and the changes during the year ended December 31, 2010:

	Restricted Stock	Weighted Average Grant Date Fair Value
Nonvested restricted stock at beginning of year	134,775	$ 43.25
Granted	108,300	$ 40.72
Vested	(1,700)	$ 43.28
Forfeited or expired	(1,700)	$ 43.28
Nonvested restricted stock at end of year	239,675	$ 42.11

The total fair value of the shares related to this plan that vested during 2010 was $68, and $0 during 2009, and 2008, as the restricted stock grants were granted with a five-year cliff vest.

Information related to the restricted stock plan during each year follows:

	2010	2009	2008
Intrinsic value of shares vested	$ 71	$ -	$ -
Tax expense realized from shares vested	$ (2)	$ -	$ -

As of December 31, 2010, there was $6,576 of total unrecognized compensation costs related to nonvested restricted stock awards granted under this plan which is expected to be recognized over the weighted-average period of 3.4 years. The recognized compensation costs related to this plan during 2010, 2009, and 2008 was $1,482, $1,052, and $666, respectively.

NOTE 13 - EMPLOYEE BENEFIT PROGRAM

The Corporation sponsors The National Bank of Indianapolis Corporation 401(k) Savings Plan (the 401(k) Plan) for the benefit of substantially all of the employees of the Corporation and its subsidiaries. All employees of the Corporation and its subsidiaries become participants in the 401(k) Plan after attaining age 18. The Corporation amended the plan January 1, 2007 with additional amendments in 2008.

NOTE 13 - EMPLOYEE BENEFIT PROGRAM (Continued)

The 401K benefit plan allows employee contributions up to 50% of their compensation, where they are matched equal to 100% of the first 3% of the compensation withheld, then matched 50% of the next 2% of compensation withheld.

The Corporation expensed approximately $596, $584, and $594 for employee-matching contributions to the plan during 2010, 2009, and 2008, respectively. The Board of Directors of the Corporation may, in its discretion, make an additional matching contribution to the 401(k) Plan in such amount as the Board of Directors may determine. In addition, the Corporation may fund all, or any part of, its matching contributions with shares of its stock. The Corporation also may, in its discretion, make a profit-sharing contribution to the 401(k) Plan. No additional matching contributions or profit-sharing contributions have been made to the plan during 2010, 2009, or 2008.

An employee who has an interest in a qualified retirement plan with a former employer may transfer the eligible portion of that benefit into a rollover account in the 401(k) Plan. The participant may request that the trustee invests up to 25% of the fair market value of the participant's rollover contribution to a maximum of $200 (valued as of the effective date of the contribution to the 401(k) Plan) in whole and fractional shares of the common stock to the Corporation.

NOTE 14 - REGULATORY CAPITAL MATTERS

Dividends from the Bank to the Corporation may not exceed the net undivided profits of the Bank (included in consolidated retained earnings) for the current calendar year and the two previous calendar years without prior approval from the Office of the Comptroller of the Currency. In addition, Federal banking laws limit the amount of loans the Bank may make to the Corporation, subject to certain collateral requirements. No loans were made from the Bank to the Corporation during 2010 or 2009. The Bank declared and paid a $1,483 and $1,385 dividend to the Corporation during 2010 and 2009, respectively.

Banks and bank holding companies are subject to regulatory capital requirements administered by the federal banking agencies. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Failure to meet minimum capital requirements can initiate regulatory action. Management believes as of December 31, 2010, the Corporation and Bank meet all capital adequacy requirements to which it is subject.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of total qualifying capital to total adjusted asset (as defined).

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. As of December 31, 2010 and 2009, the most recent notification from the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category.

NOTE 14 - REGULATORY CAPITAL MATTERS (Continued)

Actual and required capital amounts and ratios are presented below at year end.

	Actual		Required For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Regulations	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2010						
Total Capital to risk weighted assets						
Consolidated	$ 109,534	11.4%	$ 76,607	8.0%		N/A
Bank	106,660	11.2%	76,326	8.0%	95,407	10.0%
Tier 1 (Core) Capital to risk weighted assets						
Consolidated	92,525	9.7%	38,304	4.0%		N/A
Bank	89,694	9.4%	38,163	4.0%	57,244	6.0%
Tier 1 (Core) Capital to average assets						
Consolidated	92,525	6.7%	55,407	4.0%		N/A
Bank	89,694	6.5%	55,415	4.0%	69,269	5.0%
2009						
Total Capital to risk weighted assets						
Consolidated	$ 103,202	11.1%	$ 74,552	8.0%		N/A
Bank	101,635	10.9%	74,335	8.0%	92,919	10.0%
Tier 1 (Core) Capital to risk weighted assets						
Consolidated	86,528	9.3%	37,276	4.0%		N/A
Bank	84,994	9.2%	37,168	4.0%	55,752	6.0%
Tier 1 (Core) Capital to average assets						
Consolidated	86,528	6.8%	50,658	4.0%		N/A
Bank	84,994	6.7%	50,715	4.0%	63,394	5.0%

NOTE 15 - RELATED PARTIES

Certain directors, executive officers, and principal shareholders of the Corporation, including their families and companies in which they are principal owners, are loan customers of, and have other transactions with, the Corporation or its subsidiary in the ordinary course of business. The aggregate dollar amount of these loans was approximately $19,184 and $15,646 on December 31, 2010 and 2009, respectively. The amounts do not include loans made in the ordinary course of business to companies in which officers or directors of the Corporation are either officers or directors, but are not principal owners, of such companies. During 2010, new loans to these parties amounted to $1,446, draws amounted to $42,044, and repayments amounted to $39,952. There were no changes in the composition of related parties.

Deposits from principal officers, directors, and their affiliates as of December 31, 2010 and 2009 were $6,347 and $4,285, respectively.

NOTE 16 – INCOME TAXES

The Corporation applies a federal income tax rate of 34% and a state tax rate of 8.5%, in the computation of tax expense or benefit. The provision for income taxes consisted of the following:

	2010	2009	2008
Current tax expense	$ 2,382	$ (405)	$ 3,155
Deferred tax benefit	(1,620)	(845)	(1,913)
	$ 762	$ (1,250)	$ 1,242

The statutory rate reconciliation is as follows for the years ended December 31:

	2010	2009	2008
Income (loss) before federal and state income tax	$ 4,548	$ (1,138)	$ 5,026
Tax expense (benefit) at federal statutory rate	$ 1,546	$ (387)	$ 1,709
Increase (decrease) in taxes resulting from:			
State income tax	148	(92)	203
Tax exempt interest	(937)	(716)	(685)
Bank owned life insurance	(133)	(139)	(153)
Customer entertainment	95	92	86
Other	43	(8)	82
Total income tax (benefit)	$ 762	$ (1,250)	$ 1,242

The components of the Corporation's net deferred tax assets in the consolidated balance sheets as of December 31 are as follows:

	2010	2009
Deferred tax assets:		
Allowance for loan losses	$ 5,919	$ 5,364
Equity based compensation	2,594	1,841
Other real estate owned	645	228
Accrued contingencies	391	391
Other	786	465
Total deferred tax assets	10,335	8,289
Deferred tax liabilities:		
Mortgage servicing rights	(635)	(570)
Net unrealized gain on securities	(211)	-
Other	(949)	(586)
Total deferred tax liabilities	(1,795)	(1,156)
Net deferred tax assets	$ 8,540	$ 7,133

Unrecognized Tax Benefits: The Corporation had no unrecognized tax benefits as of January 1, 2010, and did not recognize any increase in unrecognized benefits during 2010 relative to any tax positions taken in 2010. Should the accrual of any interest or penalties relative to unrecognized tax benefits be necessary, it is the Corporation's policy to record such accruals in its income tax expense; no such accruals exist as of December 31, 2010 and 2009. The Corporation and its subsidiary file a consolidated U.S. federal and Indiana income tax return, which is subject to examination for all years after 2006.

NOTE 16 – INCOME TAXES (Continued)

Valuation Allowance on Deferred Tax Assets: In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the existence of sufficient taxable income of the appropriate character within any available carryback period or generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, and the implementation of various tax planning strategies, if necessary, management believes it is more likely than not the Corporation will realize the benefits of these deductible differences as of December 31, 2010 and 2009, and accordingly no valuation allowance has been provided.

NOTE 17 - COMMITMENTS AND CONTINGENCIES

Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance-sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated.

The contractual amount of financial instruments with off-balance sheet risk was as follows:

	2010	2009
Unused commercial credit lines	$ 222,387	$ 198,815
Unused revolving home equity and credit card lines	107,712	99,629
Standby letters of credit	7,712	24,338
Demand deposit account lines of credit	2,596	2,499
	$ 340,407	$ 325,281

The majority of commitments to fund loans are variable rate. The demand deposit account lines of credit are a fixed rate at 18% with no maturity.

The credit risk associated with loan commitments and standby letters of credit is essentially the same as that involved in extending loans to customers and is subject to normal credit policies. Collateral may be obtained based on management's credit assessment of the customer.

As of December 31, 2010, the Corporation had committed to fund $9,675 in commercial and residential mortgages.

Other than routine litigation incidental to business and based on the information presently available, the Corporation believes that the total amounts, if any, that will ultimately be paid arising from these claims and legal actions are reflected in the consolidated results of operations and financial position.

NOTE 18 - FAIR VALUE

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1: Quoted prices (unadjusted) of identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing and asset or liability.

The Corporation used the following methods and significant assumptions to estimate the fair value of each type of asset or liability carried at fair value:

The fair value of available for sale securities are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs) or matrix pricing, which is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on securities' relationship to other benchmark quoted securities (Level 2 inputs).

The fair value of mortgage servicing rights is based on a valuation model that calculates the present value of estimated net servicing income. The valuation model incorporates assumptions that market participants would use in estimating future net servicing income. The Corporation is able to compare the valuation model inputs and results to widely available published industry data for reasonableness.

The fair value of other real estate owned and impaired loans with specific allocations of the allowance for loan losses is generally based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and income approach. Adjustments are routinely made in the appraisal process by the appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value.

NOTE 18 - FAIR VALUE (Continued)

Assets and Liabilities Measured on a Recurring Basis

Assets and liabilities measured at fair value on a recurring basis are summarized below:

		Fair Value Measurements Using:		
2010	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Available-for-sale securities:				
U.S. Treasury securities	$ 8,700	$ -	$ 8,700	$ -
U.S. Government agencies	66,977	-	66,977	-
Mortgage servicing rights	1,624	-	1,624	-
2009				
Assets:				
Available-for-sale securities:				
U.S. Treasury securities	$ 506	$ -	$ 506	$ -
U.S. Government agencies	66,790	-	66,790	-
Mortgage servicing rights	1,459	-	1,459	-

A detailed breakdown of the fair value for the available-for-sale investment securities is provided in the Investment Securities note.

There were no significant transfers between Level 1 and Level 2 during 2010.

NOTE 18 - FAIR VALUE (Continued)

Assets and Liabilities Measured on a Non-Recurring Basis

Assets and liabilities measured at fair value on a non-recurring basis are summarized below:

		Fair Value Measurements Using:		
2010	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Impaired loans				
Commercial				
Commercial & industrial	$ 262	$ -	$ -	$ 262
Commercial real estate	-	-	-	-
Construction	-	-	-	-
Residential				
1-4 family	36	-	-	36
Home equity	1,988	-	-	1,988
Consumer				
Personal	-	-	-	-
Installment	-	-	-	-
Overdraft	-	-	-	-
Credit cards	-	-	-	-
Other real estate				
Commercial				
Commercial & industrial	-	-	-	-
Commercial real estate	4,826	-	-	4,826
Construction	-	-	-	-
Residential				
1-4 family	97	-	-	97
Home equity	-	-	-	-
Consumer				
Personal	-	-	-	-
Installment	-	-	-	-
Overdraft	-	-	-	-
Credit cards	-	-	-	-
2009				
Assets:				
Impaired loans	$ 6,120	$ -	$ -	$ 6,120
Other real estate	2,017	-	-	2,017

NOTE 18 - FAIR VALUE (Continued)

The following represent impairment charges recognized during the period:

Impaired loans, which are measured for impairment using the fair value of the collateral for collateral dependent loans, had a carrying amount of $3,873, with a valuation allowance of $1,587, at December 31, 2010. This resulted in an additional provision for loan losses of $1,428 for the year ending December 31, 2010. At December 31, 2009, impaired loans had a carrying amount of $7,844, with a valuation allowance of $1,724. This resulted in an additional provision for loan losses of $5,284 for the year ending December 31, 2009.

Other real estate that has been written down to fair value less costs to sell subsequent to being transferred to other real estate had a carrying amount of $4,923 at December 31, 2010. At December 31, 2009, other real estate that has been written down to fair value less costs to sell subsequent to being transferred to other real estate had a carrying amount of $2,017. There was a charge to earnings through non performing asset expense of $1,142 and $905 for 2010 and 2009, respectively.

The estimated fair value of the Corporation's financial instruments at December 31, are as follows:

	2010		2009	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets				
Cash and due from banks	$ 276,409	$ 276,409	$ 149,375	$ 149,375
Federal funds sold	16,109	16,109	1,242	1,242
Reverse repurchase agreements	1,000	1,000	1,000	1,000
Investment securities available-for-sale	75,677	75,677	67,296	67,296
Investment securities held-to-maturity	114,676	117,302	94,922	96,588
Loans held for sale	1,424	1,424	884	879
Net loans	885,198	893,665	850,122	849,998
Federal Reserve and FHLB stock	3,065	N/A	3,150	N/A
Accrued interest receivable	4,216	4,216	4,199	4,199
Liabilities				
Deposits	1,238,840	1,238,175	1,052,065	1,053,849
Repurchase agreements and other secured short-term borrowings	93,523	93,554	81,314	81,415
Short-term debt	2,688	2,688	4,138	4,138
Subordinated debt	5,000	5,000	5,000	5,000
Junior subordinated debt	13,918	10,245	13,918	10,102
Accrued interest payable	1,498	1,498	2,158	2,158

The following methods and assumptions, not previously presented, were used by the Corporation in estimating its fair value disclosures for financial instruments not recorded at fair value.

NOTE 18 - FAIR VALUE (Continued)

Carrying amount is the estimated fair value for cash and short-term investments, interest bearing deposits, accrued interest receivable and payable, demand deposits, borrowings under repurchase agreements, short-term debt, variable rate loans or deposits that reprice frequently and fully. For fixed rate loans, deposits, or other secured short-term borrowings or for variable rate loans or deposits with infrequent pricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and adjusted for allowance for loan losses. It was not practicable to determine the fair value of Federal Reserve and FHLB stock due to restrictions placed on its transferability. The fair value of the subordinated debt and junior subordinated debentures are based upon discounted cash flows using rates for similar securities with the same maturities. The fair value of off-balance-sheet items is not considered material.

NOTE 19 - OTHER COMPREHENSIVE INCOME (LOSS)

The following is a summary of activity in other comprehensive income:

	2010	2009	2008
Net income	$ 3,786	$ 112	$ 3,784
Other comprehensive income (loss)			
Change in securities available for sale:			
Net unrealized gain (loss) for period	538	(1,379)	612
Tax benefit (expense)	(213)	540	(236)
Total other comprehensive income (loss)	325	(839)	376
Comprehensive income (loss)	$ 4,111	$ (727)	$ 4,160

NOTE 20 - EARNINGS PER SHARE

A computation of earnings per share follows:

	2010	2009	2008
Basic average shares outstanding	2,313,570	2,301,502	2,311,022
Net income	$ 3,786	$ 112	$ 3,784
Basic net income per common share	$ 1.64	$ 0.05	$ 1.64
Diluted			
Average shares outstanding	2,313,570	2,301,502	2,311,022
Nonvested restricted stock	47,959	19,289	15,239
Net effect of the assumed exercise of stock options	20,662	28,313	65,046
Diluted average shares	2,382,191	2,349,104	2,391,307
Net income	$ 3,786	$ 112	$ 3,784
Diluted net income per common share	$ 1.59	$ 0.05	$ 1.58

As of December 31, 2010, 2009, and 2008, options to purchase 186,362, 4,004, and 183,220 shares respectively, and 38,618, 6,076, and 1,051 restricted shares, respectively, were outstanding but not included in the computation of diluted earnings per share because they were antidilutive.

NOTE 21 - PARENT COMPANY FINANCIAL STATEMENTS

The condensed financial statements of the Corporation, prepared on a parent company unconsolidated basis, are as follows:

Balance Sheets

	December 31,	
	2010	2009
Assets		
Cash	$ 2,996	$ 3,974
Investment in subsidiary	90,178	85,137
Other assets	3,751	3,002
Total assets	$ 96,925	$ 92,113
Liabilities and shareholders' equity		
Other liabilities	$ 962	$ 1,026
Short term debt	2,688	4,138
Junior subordinated debentures owed to unconsolidated subsidiary trust	13,918	13,918
Total liabilities	17,568	19,082
Shareholders' equity	79,357	73,031
Total liabilities and shareholders' equity	$ 96,925	$ 92,113

Statements of Income

	Years ended December 31,		
	2010	2009	2008
Interest income	$ 14	$ 7	$ 7
Interest expense	1,658	1,596	1,492
Net interest income (expense)	(1,644)	(1,589)	(1,485)
Other income	44	44	44
Dividend income from subsidiary	1,483	1,385	1,315
Other operating expenses:			
Deferred compensation	2,026	1,753	1,362
Other expenses	338	304	321
Total other operating expenses	2,364	2,057	1,683
Net loss before tax benefit and equity in undistributed net income of subsidiary	(2,481)	(2,217)	(1,809)
Tax benefit	1,551	1,406	1,213
Net loss before equity in undistributed net income of subsidiary	(930)	(811)	(596)
Equity in undistributed net income of subsidiary	4,716	923	4,380
Net income	$ 3,786	$ 112	$ 3,784

NOTE 21 - PARENT COMPANY FINANCIAL STATEMENTS (Continued)

Statements of Cash Flows

	Year ended December 31,		
	2010	2009	2008
Operating activities			
Net income	$ 3,786	$ 112	$ 3,784
Adjustments to reconcile net income to net cash provided by operating activities:			
Undistributed income of subsidiary	(4,716)	(923)	(4,380)
Stock compensation	120	100	100
Excess tax benefit from deferred compensation	(68)	(414)	(321)
Compensation expense related to restricted stock and options	2,026	1,753	1,362
Increase in deferred income taxes	(753)	(648)	(499)
(Increase) decrease in other assets	4	(79)	(31)
Increase (decrease) in other liabilities	4	641	409
Net cash provided by operating activities	403	542	424
Investing activities			
Net cash used by investing activities	-	-	-
Financing activities			
Proceeds from issuance of stock	608	1,144	833
Repurchase of stock	(607)	(1,865)	(3,502)
Net change in short term debt	(1,450)	(62)	4,200
Income tax benefit from deferred compensation	68	414	321
Net cash provided (used) by financing activities	(1,381)	(369)	1,852
Increase (decrease) in cash and cash equivalents	(978)	173	2,276
Cash and cash equivalents at beginning of year	3,974	3,801	1,525
Cash and cash equivalents at end of year	$ 2,996	$ 3,974	$ 3,801

NOTE 22 - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of the unaudited quarterly results of operations for the years ended December 31:

2010	March 31	June 30	September 30	December 31
Interest income	$ 11,615	$ 11,686	$ 11,898	$ 11,931
Interest expense	2,394	2,316	2,252	2,067
Net interest income	9,221	9,370	9,646	9,864
Provision for loan losses	1,235	1,234	1,875	(65)
Other operating income	2,933	3,307	4,208	3,800
Other operating expense	10,222	10,464	11,137	11,699
Net income before tax	697	979	842	2,030
Federal and state income tax	75	143	86	458
Net income after tax	$ 622	$ 836	$ 756	$ 1,572
Basic earnings per share	$ 0.27	$ 0.36	$ 0.33	$ 0.68
Diluted earnings per share	$ 0.26	$ 0.35	$ 0.32	$ 0.66

2009	March 31	June 30	September 30	December 31
Interest income	$ 11,665	$ 11,795	$ 12,185	$ 11,886
Interest expense	3,157	2,834	2,763	2,559
Net interest income	8,508	8,961	9,422	9,327
Provision for loan losses	1,250	2,650	3,955	4,050
Other operating income	3,003	3,569	2,991	3,340
Other operating expense	9,210	10,060	9,128	9,956
Net income (loss) before tax	1,051	(180)	(670)	(1,339)
Federal and state income tax (benefit)	206	(259)	(462)	(735)
Net income (loss) after tax	$ 845	$ 79	$ (208)	$ (604)
Basic earnings (loss) per share	$ 0.37	$ 0.03	$ (0.09)	$ (0.26)
Diluted earnings (loss) per share	$ 0.36	$ 0.03	$ (0.09)	$ (0.26)

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

Board of Directors

KATHRYN G. BETLEY. Ms. Betley, a director, is retired and is an active community volunteer in the Indianapolis area and is involved with and serves on the boards of many civic organizations.

DAVID R. FRICK. Mr. Frick, a director, is retired from Wellpoint, Inc. (a health care management and health insurance company, which merged with Anthem Insurance), where he served as the executive vice president and chief legal and administrative officer until his retirement in June 2005.

ANDRE B. LACY. Mr. Lacy, a director, is the chairman of the board of LDI, Ltd. (Limited Partnership) and its subsidiaries. Its various entities include: Lacy Distribution, Inc.; Tucker-Rocky Distributing; and FinishMaster, Inc.

MICHAEL S. MAURER. Mr. Maurer, the chairman of the board of the Corporation and the Bank is chief executive officer and fifty percent owner of IBJ Corp., a publishing company which owns *The Indianapolis Business Journal, and The Court and Commercial Record, Indiana Lawyer.*

MORRIS L. MAURER. Mr. Maurer is the president, chief executive officer and a director of the Corporation and the Bank.

PHILIP B. ROBY. Mr. Roby is the executive vice president, chief operating officer and a director of the Corporation and the Bank and is also the chief lending officer of the Bank.

WILLIAM S. OESTERLE. Mr. Oesterle, a director, is chief executive officer of Angie's List, a company that provides reliable, unbiased information on local companies at the consumer's fingertips.

TODD H. STUART. Mr. Stuart, a director, is vice president of Stuart's Household Furniture Moving & Storage, Inc., responsible for sales and daily operations. Mr. Stuart has informed the Corporation that he will not stand for re-election and accordingly his term as a Director of the Corporation will expire at the 2011 Annual Meeting of Shareholders.

JOHN T. THOMPSON. Mr. Thompson, a director, is president and chief executive officer of Thompson Distribution Company, Inc., which is a distributor of mechanical supplies and equipment. He is also the chairman and chief executive officer of First Electric Supply Company, Inc., a distributor of electrical supplies and equipment.

Executive Officers

MORRIS L. MAURER. Mr. Maurer is the president, chief executive officer and a director of the Corporation and the Bank.

PHILIP B. ROBY. Mr. Roby is the executive vice president, chief operating officer and a director of the Corporation and the Bank and is also the chief lending officer of the Bank.

DEBRA L. ROSS. Ms. Ross is the chief financial officer of the Corporation and the Bank.

MARK E. BRUIN. Mr. Bruin is the chief client officer of the Bank.

TERRY K. SCOTT. Mr. Scott is the chief credit officer of the Bank.